SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

June 30, 2012

and Report on the Review

of the Quarterly Information

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Braskem S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Braskem S.A., included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2012, comprising the balance sheet as at that date and the statements of operations and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended June 30, 2012. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Salvador, August 14, 2012.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 "S" BA

Braskem S.A.

Balance sheet

at June 30, 2012

All amounts in thousands of reais

			Parent Company		Consolidated
Assets	Note	Jun/2012	Dec/2011	Jun/2012	Dec/2011

Current assets
Cash and cash equivalents	5	2,682,328	2,224,335	3,297,456	2,986,819
Financial investments	6	144,570	168,979	169,962	170,297
Trade accounts receivable	7	1,208,373	1,097,482	2,087,627	1,843,756
Inventories	8	2,618,302	1,968,509	4,533,689	3,623,522
Taxes recoverable	10	800,106	606,258	1,300,513	1,036,253
Dividends and interest on capital		22,002	30,268
Prepaid expenses		40,201	60,109	74,430	104,496
Related parties	9	13,512		10,341
Other receivables	13	261,942	162,173	386,149	415,174

		7,791,336	6,318,113	11,860,167	10,180,317

Non-current assets
Financial investments	6	43,017	34,720	71,317	34,752
Trade accounts receivable	7	52,747	49,858	55,268	51,056
Taxes recoverable	10	1,125,138	1,062,974	1,613,660	1,506,247
Deferred income tax and social contribution	20(b)	1,061,320	415,002	1,936,226	1,237,144
Judicial deposits	11	155,212	151,592	176,831	174,220
Related parties	9	544,442	1,624,513	166,406	58,169
Insurance claims	12	137,857	246,357	138,911	252,670
Other receivables	13	116,462	138,265	180,329	182,533
Investments in subsidiaries	14	9,803,138	8,091,220	116,605
Investment in associates and jointly-controlled subsidiaries	14	31,012	29,870	31,012	29,870
Other investments		6,575	6,575	10,485	10,844
Property, plant and equipment	15	11,998,814	11,665,942	21,098,227	20,662,721
Intangible assets	16	2,253,829	2,248,675	3,000,515	3,016,692

		27,329,563	25,765,563	28,595,792	27,216,918

Total assets		35,120,899	32,083,676	40,455,959	37,397,235

The Management notes are an integral part of the financial statements

Braskem S.A.

Balance sheet

at June 30, 2012

All amounts in thousands of reais                                                                                                                                                                                                                                                                Continued

			Parent Company		Consolidated
Liabilities and equity	Note	Jun/2012	Dec/2011	Jun/2012	Dec/2011

Current liabilities
Trade payables		7,008,513	5,052,757	8,838,558	6,847,340
Borrowings	17	983,331	961,519	1,385,407	1,391,779
Hedge operations	18.2	213,452	82,912	213,451	83,392
Payroll and related charges		176,555	155,248	256,403	242,102
Taxes payable	19	506,779	215,924	660,258	329,987
Dividends and interest on capital	26(d)	484,193	1,617	487,402	4,838
Advances from customers	23	486,799	13,935	102,670	19,119
Sundry provisions	21	5,566	18,759	14,171	23,629
Accounts payable to related parties	9	31,916	79,790
Other Payables	24	25,732	47,514	257,244	119,402

		9,922,836	6,629,975	12,215,564	9,061,588

Non-current liabilities
Borrowings	17	10,991,228	11,276,196	15,307,550	13,753,033
Debentures					19,102
Hedge operations	18.2		10,278		10,278
Taxes payable	19	1,094,087	1,500,584	1,206,257	1,613,179
Accounts payable to related parties	9	2,920,950	1,297,567		44,833
Long-term incentives		10,240	15,213	10,240	15,213
Deferred income tax and social contribution	20(b)	981,726	900,716	2,055,610	1,953,353
Pension plans	22	134,506	134,506	150,799	149,575
Provision for losses on subsidiaries		116,633	90,990
Advances from customers	23	86,221	77,846	228,344	218,531
Sundry provisions	21	106,892	94,913	316,795	298,094
Other payables	24	253,114	241,412	266,356	280,546

		16,695,597	15,640,221	19,541,951	18,355,737

Equity	26
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		845,998	845,998	845,998	845,998
Revenue reserves		108,714	591,307	108,714	591,307
Other comprehensive income		350,176	315,586	350,176	315,586
Treasury shares		(11,325)	(11,325)	(60,217)	(60,217)
Profit (losses) accumulated		(834,319)	28,692	(834,319)	28,692

Total attributable to the Company's shareholders		8,502,466	9,813,480	8,453,574	9,764,588

Non-controlling interest	2.4			244,870	215,322

		8,502,466	9,813,480	8,698,444	9,979,910

Total liabilities and equity		35,120,899	32,083,676	40,455,959	37,397,235

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations for the period

at June 30, 2012

All amounts in thousands of reais, except earnings (loss) per share

		Parent Company				Consolidated

	Note	2Q12	YTD12	2Q11	YTD11	2Q12	YTD12	2Q11	YTD11

Net sales revenue	28	5,121,830	9,696,524	4,640,809	8,718,631	9,137,644	17,362,609	8,368,188	15,779,907
Cost of products sold		(4,599,513)	(8,746,223)	(3,838,567)	(7,299,361)	(8,278,007)	(15,873,874)	(7,137,221)	(13,537,208)

Gross profit		522,317	950,301	802,242	1,419,270	859,637	1,488,735	1,230,967	2,242,699

Income (expenses)
Selling		(41,830)	(91,214)	(38,947)	(76,692)	(96,307)	(194,753)	(81,115)	(164,557)
Distribution		(93,204)	(183,526)	(70,878)	(149,994)	(136,640)	(266,638)	(105,506)	(228,537)
General and administrative		(187,817)	(341,274)	(177,500)	(349,458)	(294,023)	(548,077)	(261,653)	(524,534)
Research and development		(21,457)	(39,617)	(13,202)	(25,855)	(26,911)	(51,357)	(24,122)	(43,749)
Results from equity investments	14(c)	114,860	252,090	(89,830)	(16,165)	2,904	2,080	4	(748)
Other operating income (expenses), net	30	73,896	41,498	(8,831)	(4,455)	92,045	284,863	(20,687)	(32,781)

Operating profit		366,765	588,258	403,054	796,651	400,705	714,853	737,888	1,247,793

Financial results	31
Financial expenses		(2,167,137)	(2,236,714)	103,938	13,165	(2,389,834)	(2,583,246)	(134,582)	(270,327)
Financial income		188,052	200,982	83,910	196,497	284,829	373,998	55,802	136,363

		(1,979,085)	(2,035,732)	187,848	209,662	(2,105,005)	(2,209,248)	(78,780)	(133,964)

Profit (loss) before income tax and social contribution		(1,612,320)	(1,447,474)	590,902	1,006,313	(1,704,300)	(1,494,395)	659,108	1,113,829

Current income tax and social contribution	20(a)			(81,934)	(103,769)	93,352	(7,894)	(103,312)	(172,381)
Deferred income tax and social contribution	20(a)	581,903	570,615	(94,524)	(179,874)	577,771	621,309	(135,708)	(211,478)
		581,903	570,615	(176,458)	(283,643)	671,123	613,415	(239,020)	(383,859)

Profit (loss) for the period		(1,030,417)	(876,859)	414,444	722,670	(1,033,177)	(880,980)	420,088	729,970

Attributable to:
Company's shareholders						(1,030,417)	(876,859)	414,444	722,670
Non-controlling interests in subsidiaries	2.4					(2,760)	(4,121)	5,644	7,300

						(1,033,177)	(880,980)	420,088	729,970

Earnings (loss) per share attributable to the shareholders of the Company at the end of the period (R$)	27
Basic earnings (loss) per share - common							(1.1007)		1.0625
Basic earnings (loss) per share - preferred							(1.1007)		0.9371
Diluted earnings (loss) per share - common							(1.1003)		1.0626
Diluted earnings (loss) per share - preferred							(1.1003)		0.9372

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of comprehensive income

at June 30, 2012

All amounts in thousands of reais

		Parent Company				Consolidated

	Note	2Q12	YTD12	2Q11	YTD11	2Q12	YTD12	2Q11	YTD11

Profit (loss) for the period		(1,030,417)	(876,859)	414,444	722,670	(1,033,177)	(880,980)	420,088	729,970

Other comprehensive income or loss:
Cash flow hedge	18.2.2		15,613	(3,335)	1,225		15,613	24,619	37,156
Cash flow hedge - subsidiaries				27,954	35,931
Foreign currency translation adjustment	14(b)	92,254	36,623	(12,184)	(14,412)	98,713	49,269	(12,184)	(14,604)
Income tax and social contribution related to components of comprehensive income	18.2.2		(5,309)	2,441	891		(5,309)	2,441	891

Total other comprehensive income		92,254	46,927	14,876	23,635	98,713	59,573	14,876	23,443

Total comprehensive income (loss) for the period		(938,163)	(829,932)	429,320	746,305	(934,464)	(821,407)	434,964	753,413

Attributable to:
Company's shareholders						(938,163)	(829,932)	451,631	746,305
Non-controlling interest						3,699	8,525	(16,667)	7,108

						(934,464)	(821,407)	434,964	753,413

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

	Parent company
				Revenue reserves						Retained
						Unrealized	Addicional	Other		earnings
		Social	Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	(accumulated	Total
	Note	capital	reserve	reserve	incentives	reserve	proposal	income	shares	deficit)	equity

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(10,379)		10,439,099

Comprehensive income for the period:
Profit for the period										722,670	722,670
Fair value of cash flow hedge, net of taxes								38,047			38,047
Foreign currency translation adjustment								(14,412)			(14,412)
								23,635		722,670	746,305

Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary								22,311			22,311
Realization of additional property, plant and equipment price-level								(13,618)		13,618
								8,693		13,618	22,311

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting							(250,346)				(250,346)
Expired dividends										531	531
Repurchase of treasury shares									(946)		(946)
							(250,346)		(946)	531	(250,761)

At June 30, 2011		8,043,222	845,998	87,710	5,347	995,505		253,678	(11,325)	736,819	10,956,954

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(11,325)	28,692	9,813,480

Comprehensive income for the period:
Loss for the period										(876,859)	(876,859)
Fair value of cash flow hedge, net of taxes	18.2.2							10,304			10,304
Foreign currency translation adjustment	14(b)							36,623			36,623
								46,927		(876,859)	(829,932)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(230)		230
Realization of additional property, plant and equipment price-level								(13,618)		13,618
								(13,848)		13,848

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting							(482,593)				(482,593)
Gain on interest in subsidiary	14(b)							1,511			1,511
							(482,593)	1,511			(481,082)

At June 30, 2012		8,043,222	845,998	87,710	4,547	16,457		350,176	(11,325)	(834,319)	8,502,466

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Consolidated
		Attributed to the Company’s shareholders
				Revenue reserves				Other comprehensive income	Treasury shares	Retained earnings (accumulated deficit)	Total interest of Braskem’s shareholders	Non-controlling interest	Total equity
	Note	Capital	Capital reserves	Legal reserve	Tax incentives	Unrealized profit reserve	Addicional dividends proposal

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(59,271)		10,390,207	18,079	10,408,286

Comprehensive income for the period:
Profit for the period										722,670	722,670	7,300	729,970
Fair value of cash flow hedge, net of taxes								38,047			38,047		38,047
Foreign currency translation adjustment								(14,412)			(14,412)	(192)	(14,604)
								23,635		722,670	746,305	7,108	753,413

Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary								22,311			22,311		22,311
Realization of additional property, plant and equipment price-level restatement, net of taxes								(13,618)		13,618
								8,693		13,618	22,311		22,311

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting							(250,346)				(250,346)		(250,346)
Non-controlling interest												106,087	106,087
Expired dividends										531	531	(269)	262
Repurchase of treasury shares									(946)		(946)		(946)
							(250,346)		(946)	531	(250,761)	105,818	(144,943)

At June 30, 2011		8,043,222	845,998	87,710	5,347	995,505		253,678	(60,217)	736,819	10,908,062	131,005	11,039,067

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)	28,692	9,764,588	215,322	9,979,910

Comprehensive income for the period:
Profit for the period										(876,859)	(876,859)	(4,121)	(880,980)
Fair value of cash flow hedge, net of taxes	18.2.2							10,304			10,304		10,304
Foreign currency translation adjustment	14(b)							36,623			36,623	12,646	49,269
								46,927		(876,859)	(829,932)	8,525	(821,407)

Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary								(230)		230
Realization of additional property, plant and equipment price-level restatement, net of taxes								(13,618)		13,618
								(13,848)		13,848

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting							(482,593)				(482,593)		(482,593)
Capital increase from non-controlling interest												22,534	22,534
Gain on interest in subsidiary	14(b)							1,511			1,511	(1,511)
							(482,593)	1,511			(481,082)	21,023	(460,059)

At June 30, 2012		8,043,222	845,998	87,710	4,547	16,457		350,176	(60,217)	(834,319)	8,453,574	244,870	8,698,444

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of cash flows

at June 30, 2012

All amounts in thousands of reais

	Parent Company		Consolidated
	Jun/2012	Jun/2011	Jun/2012	Jun/2011

Profit (loss) before income tax and social contribution	(1,447,474)	1,006,313	(1,494,395)	1,113,829
Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	568,976	511,229	927,750	827,780
Results from equity investments	(252,090)	16,165	(2,080)	748
Interest and monetary and exchange variations, net	1,326,788	(121,300)	1,611,653	327
Provisions for losses and write-off of long-lived assets	212	(1,462)	3,584	9,316
	196,412	1,410,945	1,046,512	1,952,000
Changes in operating working capital
Held-for-trading financial investments	30,079	(2,952)	(21,773)	4,778
Trade accounts receivable	(110,040)	(101,982)	(251,271)	18,846
Inventories	(617,804)	(413,958)	(897,422)	(649,522)
Taxes recoverable	(231,804)	(15,088)	(358,927)	(62,402)
Prepaid expenses	19,908	17,920	29,880	14,725
Other receivables	(133,439)	(57,551)	27,956	(74,539)
Trade payables	1,955,690	(291,980)	1,999,107	548,250
Taxes payable	(25,317)	86,105	(57,728)	(43,221)
Long-term incentives	(4,973)	7,809	(4,973)	7,808
Advances from customers	481,240	5,877	93,364	123,252
Sundry provisions	17,094	(37,151)	9,243	(29,616)
Other payables	143,814	(148,890)	149,949	(183,623)
Cash from operations	1,720,860	459,104	1,763,917	1,626,736
Interest paid	(354,000)	(307,036)	(392,491)	(421,140)
Income tax and social contribution paid	(21,874)	(27,609)	(21,487)	(47,739)
Net cash generated by operating activities	1,344,986	124,459	1,349,939	1,157,857
Proceeds from fixed assets's sales and investments		423	747	1,805
Proceeds from the capital decrease in associates		6,600		6,600
Cash effect from incorporated subsidiary	394
Acquisitions of investments in subsidiaries and associates	(35,204)
Acquisitions to property, plant and equipment	(911,651)	(570,203)	(1,400,457)	(830,178)
Acquisitions of intangible assets	(4,595)	(320)	(4,695)	(3,308)
Held-to-maturity financial investments	(1,660)	(2,760)	(4,598)	(10,716)
Net cash used in investing activities	(952,716)	(566,260)	(1,409,003)	(835,797)
Short-term and long-term debts
Obtained borrowings	1,698,231	2,063,993	3,595,351	3,123,818
Payment of borrowings	(2,536,219)	(1,870,474)	(3,182,616)	(3,102,714)
Related parties
Obtained loans	1,081,259	428,340
Payment of loans	(135,835)	(394,377)
Current accounts, net	(41,696)	314,281
Dividends paid	(17)	(664,840)	(18)	(664,840)
Non-controlling interests in subsidiaries			16,347	(5,322)
Repurchase of shares		(946)		(946)
Net cash provided by (used in) financing activities	65,723	(124,023)	429,064	(650,004)
Exchange variation on cash of foreign subsidiaries			(24,816)	(343)
Increase (decrease) in cash and cash equivalents	457,993	(565,824)	345,184	(328,287)

Represented by
Cash and cash equivalents at the beginning of the year	2,224,335	2,339,060	2,952,272	2,698,075
Cash and cash equivalents at the end of the year	2,682,328	1,773,236	3,297,456	2,369,788
Increase (decrease) in cash and cash equivalents	457,993	(565,824)	345,184	(328,287)

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of value added

At June 30, 2012

All amounts in thousands of reais

	Parent Company		Consolidated
	Jun/2012	Jun/2011	Jun/2012	Jun/2011

Revenue	11,790,829	10,765,552	20,777,664	18,972,338
Sale of goods, products and services	11,747,235	10,770,810	20,489,394	18,999,757
Other income (expenses), net	58,777	(4,050)	313,072	(21,651)
Allowance for doubtful accounts	(15,183)	(1,208)	(24,802)	(5,768)
Inputs acquired from third parties	(9,346,801)	(8,699,844)	(16,861,621)	(15,844,998)
Cost of products, goods and services sold	(8,965,192)	(8,350,305)	(16,229,208)	(15,294,013)
Material, energy, outsourced services and others	(381,159)	(355,281)	(626,757)	(549,124)
Impairment / recovery of assets	(450)	5,742	(5,656)	(1,861)
Gross value added	2,444,028	2,065,708	3,916,043	3,127,340

Depreciation, amortization and depletion	(568,976)	(511,229)	(927,750)	(827,780)

Net value added produced by the entity	1,875,052	1,554,479	2,988,293	2,299,560

Value added received in transfer	453,169	180,469	376,211	135,761
Equity in the results of investees	252,090	(16,165)	2,080	(748)
Financial income	200,982	196,497	373,998	136,363
Other	97	137	133	146

Total value added to distribute	2,328,221	1,734,948	3,364,504	2,435,321

Personnel	254,125	243,474	426,926	395,013
Direct compensation	182,785	190,232	319,222	310,013
Benefits	53,543	38,382	82,927	63,269
FGTS (Government Severance Pay Fund)	17,797	14,860	24,777	21,731

Taxes, fees and contributions	652,301	715,533	1,152,504	949,484
Federal	(218,068)	512,398	(77,051)	712,039
State	865,891	199,647	1,213,323	222,052
Municipal	4,478	3,488	16,232	15,393

Remuneration on third parties' capital	2,298,654	53,271	2,666,054	360,854
Financial expenses (including exchange variation)	2,227,844	(17,789)	2,572,826	263,582
Rentals	70,810	71,060	93,228	97,272

Remuneration on own capital	(876,859)	722,670	(880,980)	729,970
Profit (loss) retained in the period	(876,859)	722,670	(876,859)	722,670
Non-controlling interests in profits retained or losses			(4,121)	7,300

Value added distributed	2,328,221	1,734,948	3,364,504	2,435,321

The Management notes are an integral part of the financial statements

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

1.                       Operations

              Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia, which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 35 industrial units. The Company is controlled by Odebrecht S.A. (“Odebrecht”), which indirectly holds interests of 50.11% and 38.11% in its voting and total capital, respectively.

(a)                    Material operating event

              In December 2011, Sunoco Chemicals, Inc. (“Sunoco”) announced the definitive shutdown of operations at its refinery that was responsible for supplying feedstock to one of the five polypropylene (“PP”) plants of the subsidiary Braskem America Inc (“Braskem America”) in the United States.

              In 2012, Sunoco formally informed the Management of Braskem America of its alternative plan to supply feedstock, as required under the supply agreement entered into in 2010. The definitive termination of the supply agreement occurred on June 8, 2012, upon payment of the respective compensation set forth in the contract, in the amount of R$263,571 (Note 30).

              Despite the termination of the supply agreement, the Management of Braskem America has worked to develop alternative supply and logistics solutions in order to continue operations at the unit and has already identified other sources to supply the feedstock required.

              Another important and fundamental step in maintaining the operations at the plant was the acquisition of a propylene splitter unit from Sunoco on June 29, 2012. This unit transforms refinery-grade propylene into polymer-grade propylene, which is the main feedstock of the PP plant. This acquisition does not represent a business combination, since it does not meet the definitions required by IFRS 3 and its corresponding CPC 15 (R1).

              With the acquisition, Braskem America expanded its supply sources, since the supply of refinery-grade propylene is more abundant in the U.S. market.

(b)                    Corporate events

(b.1)       On January 27, 2012, the controlling shareholder of Braskem, BRK Investimentos Petroquímicos S.A. (“BRK”) was proportionally spun-off. In the spin–off, a part of the shares issued by Braskem that were held by BRK was delivered to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”). With the spin-off, BRK became a wholly-owned subsidiary of Odebrecht Serviços e Participações (“OSP”) and maintained ownership of shares corresponding to 50.11% and 28.23% of the voting and total capital of Braskem, respectively. On the same date, the merger of Petrobras Química S.A. – Petroquisa (“Petroquisa”) into Petrobras was approved and Petrobras became the holder of 47.03% and 35.95% of the voting and total capital of Braskem, respectively.

(b.2)       On February 27, 2012, the company Braskem International GmbH (“Braskem Áustria”) was incorporated with the purpose of holding equity interests in other companies, in addition to performing financial and commercial operations. The capital stock was fully paid up by Braskem, a sole partner, in the amount of R$81 (EUR 35 thousand) (Note 14(b)).

(b.3)       On February 28, 2012, the Extraordinary Shareholders’ Meeting of Braskem approved the merger of the subsidiary Ideom Tecnologia Ltda., based on its net book value as of December 31, 2011, in the amount of R$20,762, pursuant to the terms and conditions set forth in the protocol and justification dated February 6, 2012.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(b.4)       On April 30, 2012, the capital stock of the subsidiaries Braskem Petroquímica S.A. (“Braskem Petroquímica”) and Rio Polímeros S.A. (“Riopol”) was increased in the amounts of R$649,639 and R$738,799, respectively (Note 14(b)), without the issue of new shares, as approved at the respective shareholders’ meetings. The increases occurred through utilization of the balances recorded under advance for future capital increase.

(b.5)       On June 27, 2012, Braskem Áustria incorporated Braskem Petroquímica Ibérica, S.L. (“Braskem Espanha”), which has capital of EUR 3 thousand. The purpose of this subsidiary is to hold equity interests in other companies.

(b.6)       On June 30, 2012, BRK was merged into its parent company OSP, which now holds 50.11% and 38.11% of the voting and total capital of Braskem, respectively.

(c)                    Net working capital

              On June 30, 2012, net working capital at the Parent Company and Consolidated were negative R$2,131,500 and R$355,398, respectively. Because the consolidated figures are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements, any analysis of the parent company’s working capital will not reflect the actual liquidity position of the consolidated group. On the other hand, the consolidated negative net working capital was rebalanced and does not represent any liquidity problem, in view of the US$250 million funding operation in July 2012 (Note 35 (b)).

              The Company also has two revolving credit lines that may be used at any time (Note 3.3).

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(d)                   Effect of foreign exchange variation

              The Company has balances and transactions in U.S. dollar, as well as financial investments, trade accounts receivable, trade payables, borrowings and sales. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date each operation occurs. These rates are informed by the Central Bank of Brazil.

              The following table shows the U.S. dollar average and end-of-period exchange rates for the periods in this report:

U.S. dollar, end of period
June 29, 2012	R$2.0213
December 30, 2011	R$1.8758
Appreciation of the U.S. dollar in relation to the Brazilian real	7.76%

Average U.S. dollar rate
Six-month period ended June 30, 2012	R$1.8663
Six-month period ended June 30, 2011	R$1.6318
Appreciation of the U.S. dollar in relation to the Brazilian real	14.37%

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

2.                       Summary of significant accounting policies

2.1.                 Basis of preparation

              This Quarterly Information should be read together with the financial statements of Braskem S.A. as of December 31, 2011 and for the year then ended, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

              The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2011 financial statements.

(a)                    Consolidated quarterly information

              The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements.

(b)                    Parent company quarterly information

               The parent company Quarterly Information was prepared and is being presented in accordance with pronouncement CPC 21.

2.2.                 Significant accounting policies

              There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2011 financial statements, except for the recognition of jointly controlled investments (Note 2.3). The accounting practice adopted complies with the alternative provided for by IAS 31and the corresponding CPC 19 (R1), which determine that such investments may initially be valued at their acquisition cost and subsequently using the equity method.

              Due to the accounting of jointly controlled companies using the equity method as of 2012, the balance of cash and cash equivalents in the consolidated statement of cash flow at the start of the period (January 1, 2012) was reduced by R$34,547, which corresponds to the balances at RPR, Propilsur and Polimerica on that date.

2.3.                 Consolidated quarterly information

              On June 30, 2012, the Company began to recognize investments in jointly controlled companies in its financial statements using the equity method and no longer based on proportionate consolidation (Note 2.2) The consolidated information for prior periods will not be restated given the immateriality of the balances of these jointly controlled companies to the Company's financial statements.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

The consolidated quarterly information includes the quarterly information of the Company and its subsidiaries (Note 2.2) and of the special purpose entity in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

				Total interest - %
		Headquarters
		(Country)	Jun/2012	Dec/2011	Jun/2011

Direct and indirect subsidiaries
Braskem America, Inc. (“ Braskem America”)		EUA	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem Argentina S.A. (“ Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(i)	Austria	100.00
Braskem Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem Distribuidora Ltda.(“ Braskem Distribuidora”)		Brazil	100.00	100.00	100.00
Braskem Netherlands B.V (“ Braskem Holanda”)		Netherlands	100.00	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“ Braskem Finance”)		Cayman Island	100.00	100.00	100.00
Braskem Idesa S.A.P.I (“ Braskem Idesa")		Mexico	65.00	65.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	65.00	65.00	65.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00	100.00
Braskem Incorporated Limited (“ Braskem Inc”)		Cayman Island	100.00	100.00	100.00
Braskem Mexico, S de RL de CV (“ Braskem Mexico”)		Mexico	100.00	100.00	100.00
Braskem Participações S.A. (“ Braskem Participações”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica S.A. (“ Braskem Petroquímica”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	(ii)	Spain	100.00
Braskem Qpar S.A. (“ Braskem Qpar”)		Brazil	100.00	100.00	100.00
Cetrel S.A. ("Cetrel")		Brazil	53.91	54.09	54.37
Common Industries Ltd. (“Common”)		British virgin islands	100.00	100.00	100.00
Ideom T ecnologia Ltda. (“ Ideom”)	(iii)	Brazil		100.00	100.00
IQ Soluções & Química S.A.(“ Quantiq”)		Brazil	100.00	100.00	100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)		Brazil	100.00	100.00	100.00
Lantana Trading Co. Inc. (“ Lantana”)		Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“ Norfolk”)		Uruguai	100.00	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Rio Polímeros S.A. (“ Riopol”)		Brazil	100.00	100.00	100.00

Jointly-controlled subsidiaries
Refinaria de Petróleo Riograndense S.A. (“ RPR”)		Brazil		33.20	32.56
Polietilenos de America S.A.(“ Polimerica”)		Venezuela		49.00	49.00
Polipropileno Del Sur S.A.(“ Propilsur”)		Venezuela		49.00	49.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“ FIM Sol”)		Brazil	100.00	100.00	100.00

(i) Company created in february 2012 (Nota 1 (b.2)).
(ii) Company created in june 2012 (Nota 1 (b.5)).
(iii) Merged into Braskem in February 2012 (Note 1 (b.3)).

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

2.4.                 Non-controlling interest in the equity and results of operations of the Company’s subsidiaries

				Profit (loss) for
	Equity, adjusted		the period, adjusted
	Jun/2012	Dec/2011	Jun/2012	Jun/2011

Braskem Idesa	115,137	93,578	(9,701)	(2,248)
Cetrel	129,733	121,744	5,580	9,548
Total	244,870	215,322	(4,121)	7,300

2.5.                Reconciliation of equity and profit (loss) for the period
between parent company and consolidated

	Equity		Profit (loss) for the period
	Jun/2012	Dec/2011	Jun/2012	Jun/2011

Parent Company	8,502,466	9,813,480	(876,859)	722,670
Braskem shares owned by subsidiary of Braskem Petroquímica	(48,892)	(48,892)
Non-controlling interest	244,870	215,322	(4,121)	7,300
Consolidated	8,698,444	9,979,910	(880,980)	729,970

3.                      Risk management

              Braskem is exposed to (i) market risks arising from variations in commodity prices, foreign exchange rates and interest rates; (ii) the credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable; and (iii) liquidity risks to meet its obligations related to financial liabilities.

              Braskem adopts procedures for managing market, credit and liquidity risks that are in conformity with the new financial policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

3.1.                Market risk

              Braskem prepares a sensitivity analysis for the main types of market risk to which it is exposed, which is presented in Note 18.4.

(a)                   Exposure to commodity risks

              Braskem is exposed to the variation in the prices of certain commodities and seeks to transfer the variations caused by fluctuations in market prices. On the other hand, during the first six months of 2012, the Company entered into derivative operations to hedge against the exposure to risks arising from isolated transactions involving the commodities naphtha and ethanol (Note 18.2.1). Additionally, an immaterial part of sales is performed based on fixed-price contracts or contracts with a maximum and/or minimum fluctuation range. These contracts can be commercial agreements or derivative contracts associated with future sales.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(b)                   Exposure to foreign exchange risk

              Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the Brazilian real and the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debt, financial investments and accounts receivable denominated in foreign currencies and through derivative operations. Braskem’s financial policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

              On June 30, 2012, Braskem prepared a sensitivity analysis for its exposure to U.S. dollar risk, as informed in Note 18.4(c).

(c)                   Exposure to interest rate risk

              Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”), to fixed rates in Brazilian real and to the variation in the Interbank Certificate of Deposit (“daily CDI”) rate. Braskem has swap contracts designated as hedge accounting with asset positions subject to floating LIBOR and liability positions subject to fixed rates.

              On June 30, 2012, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 18.4(d), 18.4(e), 18.4(f), respectively.

3.2.                Exposure to credit risk

               The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

              On June 30, 2012, Braskem held netting contracts with Banco Citibank S.A. HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A. Banco Safra S.A. Banco Santander (Brasil) S.A. Banco Votorantim S.A. Banco West LB do Brasil S.A. Banco Caixa Geral – Brasil S.A. and Banco Bradesco S.A., which seek to mitigate credit and liquidity risks in the event of the insolvency of the parties involved.  Approximately 27% of the amounts held in cash and cash equivalents (Note 5) and financial investments (Note 6) are contemplated by these agreements, whose related liabilities are accounted for under “borrowings” (Note 17).

              With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

              The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On June 30, 2012, the balance of trade accounts receivable was net of allowance for doubtful accounts of R$277,189 (R$253,607 on December 31, 2011).

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

3.3.                Liquidity risk and capital management

              Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with short-term obligations, calculated based on the operating disbursements projected for the following month; and (ii) ensuring that the Company maintains liquidity during potential crises, calculated based on the projected operating cash generation, less short-term debts, working capital needs and other items.

              In some borrowing agreements, Braskem has financial covenants that link net debt and the payment of interest to its consolidated EBITDA (earnings before interest, tax, depreciation and amortization) (Note 17). The Company’s Management monitors these indicators on a quarterly basis in U.S. dollar, as established in the borrowing agreements.

              Additionally, Braskem has two revolving credit lines amounting to: (i) US$350 million, which may be used without restriction for a period of three years as from September 2010; and (ii) US$250 million, which may be used without restriction for a period of five years as from August 2011. These credit facilities enable Braskem to reduce the amount of cash it holds. On June 30, 2012, Braskem had not drawn any credit from these lines.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

4.                      Business combination

              PP assets abroad – Dow Chemical

              On September 30, 2011, Braskem, through its subsidiaries Braskem America and Braskem Alemanha, acquired the PP business of Dow Chemical for R$607.6 million (US$323 million). On the same date, the amount of R$312,263 (US$166 million) was paid, which corresponds to the portion of accounts payables that were assumed in the transaction.

              The agreement also provided for adjustments to the amount paid based on the variation in trade accounts receivable and inventory, for which the final amount was a receivable of R$23.7 million (US$12.3 million) by the acquirers.

              The negotiation included four industrial units, of which two are in the United States and two in Germany, with combined annual production capacity of 1,050 thousand tons of PP.

              In the United States and Germany, the acquisition included mainly industrial plants, trade accounts receivable, inventory and assumed liabilities related to the business operation. In the United States, the acquired plants are located in the state of Texas and have annual production capacity of 505 thousand tons of PP. In Germany, the plants have annual production capacity of 545 thousand tons of PP.

              The amount paid includes trade accounts receivable and inventory located in Mexico through the subsidiary Braskem México, in the amount of R$13.2 million (US$7.6 million), net of the accounts payable assumed. Since it represented an isolated asset acquisition closed in the short term with the sale of inventory and the financial settlement of accounts receivable and payable, this part of the operation is not considered a business combination.

              The effective settlement of the operation by the parties occurred on September 30, with financial settlement on October 3, 2011. Until the effective payment to Dow Chemical, the acquirers did not make any relevant decisions regarding the operations of the plants, which began to occur only after October 3. The rights and obligations generated as of October 1, 2011 are the responsibility of the acquirers, such as the inventory produced and the new obligations assumed.

              The reasons mentioned above lead to the conclusion that the acquisition of control occurred on October 3, 2011, the date of the registration of the business combination and as of when the acquired assets and liabilities were consolidated into Braskem’s financial statements.

              This acquisition was approved by Brazil’s antitrust authority CADE (Conselho Administrativo de Defesa Econômica) on February 8, 2012, by the corresponding U.S. regulatory body on September 9, 2011, and by the European antitrust authorities on September 28, 2011.

              The allocation of the amounts of the assets acquired and liabilities assumed in the financial statements for the year ended December 31, 2011 was made on a preliminary basis by the acquirers. The Company contracted independent experts to measure the fair value of this acquisition, which was concluded in the second quarter of 2012. As a result of this assessment, and as required by IFRS 3 and its corresponding CPC 15 (R1), the Company recognized, retrospectively, the following amounts in the 2011 financial statements:

             (i)         addition of property, plant and equipment, in the amount of R$36,526;

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

              (ii)       effect on deferred income tax loss, in the amount of R$15,021.

              The Company also recognized a credit, in the amount of R$8,540, related to an adjustment in the amount paid, as provided for by the initial agreement.

              Therefore, the Company recognized a gain (bargain purchase) of R$30,045 (US$16.3 million) in the 2011 financial statements under “retained earnings”. The Company also recognized depreciation on the fair value adjustment in the amount of R$1,992, and its deferred income tax effect in the amount of R$639.

              The following table summarizes the consideration paid to Dow Chemical and the fair values of the assets acquired and liabilities assumed, which were recognized retrospectively in the financial statements of December 31, 2011:

	United States	Germany	Total business combination	Mexico	Total
Transferred consideration
Cash	285,135	285,551	570,686	13,214	583,900
Total transferred consideration (A)	285,135	285,551	570,686	13,214	583,900

Recognized values of identifiable assets acquired and liabilities assumed
Current assets
Trade receivable accounts	143,932	133,438	277,370	18,948	296,318
Inventories	161,617	126,385	288,002	12,661	300,663
Non-current assets
Property, plant and equipment	137,186	222,483	359,669		359,669

Current liabilities
Trade payables	(140,558)	(153,310)	(293,868)	(18,395)	(312,263)
Other payable accounts	(845)	(141)	(985)		(985)
Non-current liabilities
Deferred income tax	(6,374)	(8,647)	(15,021)		(15,021)
Pension plans		(14,436)	(14,436)		(14,436)

Total comprehensive identified assets andassumed liabilities in a fair value (B)	294,959	305,773	600,731	13,214	613,945

Result of business combination (A) - (B)	9,824	20,222	30,045		30,045

              A specialized independent company estimated the fair value of assets acquired and liabilities assumed, based on the following assumptions:

              (i)         the fair value of trade accounts receivable was calculated based on the collectability of the receivables acquired;

              (ii)       the fair value of inventory was calculated considering the net realizable value of inventories;

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

              (iii)      the method used to calculate the value of property, plant and equipment was the “replacement cost approach”, reduced by economic and functional obsolescence. The Management, together with its external valuation experts, believed that because it uses the unit value of each asset comprising the plant, the “market approach” would not reflect the actual economic value, since it would not consider the costs with the technologies installed, the costs with installation-support and the active connection with the production and distribution system. During the valuation process, the following information was considered: (a) the installation cost of  similar plants; (b) the most recent quotes for the expansion and replacement of similar  assets; (c) the cash price for replacing the asset, considering the use conditions on the inspection date; and (d) the projected cash flows of the business.

              (iv)     the fair value of trade payables was determined based on the amount paid to settle the obligations by Dow during the negotiation; and

              (v)      the fair value of private pension plans was determined based on the net present value of actuarial liabilities.

              The information related to the other business combinations carried out by the Company was presented in Note 5 to the annual financial statements for 2011.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

5.                       Cash and cash equivalents

	Parent Company		Consolidated
	Jun/2012	Dec/2011	Jun/2012	Jun/2011

Cash and banks	9,841	69,306	364,736	349,916
Cash equivalents:
Domestic market	2,499,010	1,748,027	2,657,622	1,899,825
Foreign market	173,477	407,002	275,098	737,078
Total	2,682,328	2,224,335	3,297,456	2,986,819

             This table was presented in the 2011 annual financial statements of the Company, in Note 6.

6.                    Financial investments

	Parent Company		Consolidated
	Jun/2012	Dec/2011	Jun/2012	Dec/2011
Held-for-trading
Investments in FIM Sol	39,496	36,410	39,496	36,410
Investments in foreign currency	7,049	10,716	7,049	10,716
Shares	3,023	3,023	3,023	3,023
Loans and receivables
Investments in FIM Sol	90,624	116,007	90,624	116,007
Held-to-maturity
Quotas of investment funds in credit rights	43,017	34,720	43,017	34,720
Restricted deposits	4,378	2,823	7,415	4,173
Investments in time deposit			50,655
Investments in foreign currency			304,159
Compensation of investments in foreign currency (i)			(304,159)
Total	187,587	203,699	241,279	205,049

In current assets	144,570	168,979	169,962	170,297
In non-current assets	43,017	34,720	71,317	34,752
Total	187,587	203,699	241,279	205,049

             This table was presented in the 2011 annual financial statements of the Company, in Note 7.

             (i)          On June 30, 2012, Braskem Holanda had a balance of financial investments held-to-maturity that was irrevocably offset by an export prepayment agreement of the Parent Company, in the amount of US$150 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 17(b)). This accounting offset was carried out in accordance with CPC 39, which provides for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

7.                       Trade accounts receivable

	Parent company		Consolidated
	Jun/2012	Dec/2011	Jun/2012	Dec/2011
Consumers:
Domestic market	784,709	660,289	1,064,324	866,168
Foreign market	680,665	676,122	1,355,760	1,282,251
Allowance for doubtful accounts	(204,254)	(189,071)	(277,189)	(253,607)
Total	1,261,120	1,147,340	2,142,895	1,894,812

In current assets	1,208,373	1,097,482	2,087,627	1,843,756
In non-current assets	52,747	49,858	55,268	51,056
Total	1,261,120	1,147,340	2,142,895	1,894,812

              This table was presented in the 2011 annual financial statements of the Company, in Note 8.

8.                      Inventories

	Parent company		Consolidated
	Jun/2012	Dec/2011	Jun/2012	Dec/2011

Finished goods	1,626,842	1,192,940	3,082,638	2,444,547
Raw materials, production inputs and packaging	831,822	620,877	1,106,043	866,206
Maintenance materials	98,878	95,980	191,125	183,779
Advances to suppliers	11,874	16,522	78,626	58,200
Imports in transit and other	48,886	42,190	75,257	70,790
Total	2,618,302	1,968,509	4,533,689	3,623,522

              This table was presented in the 2011 annual financial statements of the Company, in Note 9.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

9.                      Related parties

              The information concerning related parties was presented in the 2011 annual financial statements of the Company, in Note 10.

(a)                   Parent company

	Balances at June 30, 2012
	Assets										Liabilities
	Current						Non-current				Current						Non-Current

	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Total	Trade payables	Advances from customers	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable					Advance to export	Payable notes			Advance to export	Current accounts	Payable notes

Subsidiaries
Braskem America	12,068	1,485				13,553					1					1
Braskem Argentina	46,452					46,452
Braskem Chile	2,809					2,809
Braskem Distribuidora																			5,688		5,688
Braskem Holanda	11,930	108				12,038						453,689		23,368	7,765	484,822		2,493,932			2,493,932
Braskem Idesa		504				504
Braskem Importação																			115		115
Braskem Inc	12,073					12,073		7,324		7,324	2,722,364		52,659		783	2,775,806	3,210,303			85,245	3,295,548
Braskem México		581				581
Braskem Participações		96				96	1,507			1,507
Braskem Petroquímica	26,160			14,273	(i)	40,433	58,341			58,341	451					451
Braskem Qpar	509		326			835	352,625			352,625	171					171
Cetrel											3,188					3,188
IQAG																			733		733
Lantana							58			58
Politeno Empreendimentos																			15		15
Quantiq	6,009			7,729	(i)	13,738	19,874			19,874	145					145			79,741		79,741
Riopol	7,085		71			7,156					154					154			255,481		255,481
	125,095	2,774	397	22,002		150,268	432,405	7,324		439,729	2,726,474	453,689	52,659	23,368	8,548	3,264,738	3,210,303	2,493,932	341,773	85,245	6,131,253

Jointly-controlled subsidiaries
Polimerica		3,497				3,497
Propilsur		6,658				6,658
		10,155				10,155

Associated companies
Borealis	4	186				190
Sansuy	15,136					15,136
	15,140	186				15,326

Related companies
Construtora Norberto Odebrecht ("CNO")											333					333
Petrobras								60,511	44,201	60,511	1,247,207					1,247,207
Petrobras International Finance ("PifCo")	65,340					65,340
Outros	87					87
	65,427					65,427		60,511	44,201	60,511	1,247,540					1,247,540

EPE
FIM Sol				2,402,294	(ii)	2,402,294
				2,402,294		2,402,294

Total	205,662	13,115	397	2,424,296		2,643,470	432,405	67,835	44,201	500,240	3,974,014	453,689	52,659	23,368	8,548	4,512,278	3,210,303	2,493,932	341,773	85,245	6,131,253

(i) Amounts in "dividends and interest on capital receivable".
(ii)Amounts in "cash and cash equivalents" : R$ 2,272,174 and in "financial investments": R$ 130,120.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

	Income statement transactions from January to June 30, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	5,425		1,413
Braskem Argentina	59,906		1,924
Braskem Chile	21,438		119
Braskem Finance			1
Braskem Holanda	246,737		(301,120)
Braskem Idesa			14
Braskem Inc	21,069	1,096,587	(631,305)
Braskem Petroquímica	180,481	100,280
Braskem Qpar	22,548	41,926
Ideom	2	5,500
Lantana			4
Quantiq	95,635	4,815
Riopol	71,688	49,295
	724,929	1,298,403	(928,950)

Jointly-controlled subsidiaries
RPR	1,940	1,482	743
	1,940	1,482	743

Associated companies
Borealis	35,694
Sansuy	13,504	6,902
	49,198	6,902

Related companies
CNO		156,758
OSP		87,538
Petrobras	321,686	5,153,849	2,341
Other		82,459
	321,686	5,480,604	2,341
Post-employament benefit plan
Odebrecht Previdência Privada ("Odeprev")				12,490
				12,490

Total	1,097,753	6,787,391	(925,866)	12,490

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2011
	Assets									Liabilities
	Current					Non-current				Current					Non-current

	Trade accounts receivable	Other receivable	Other		Total	Related parties			Total	Trade payables	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total

						Current accounts	Loan agreements	Advance for future capital increase				Advance to export	Payable notes			Advance to export	Current accounts	Payable notes

Subsidiaries
Braskem America	8,164				8,164
Braskem Argentina	37,149				37,149
Braskem Chile	496	10			506
Braskem Distribuidora																	5,500		5,500
Braskem Holanda	171,590				171,590							7,157		7,157		1,155,493			1,155,493
Braskem Importação																	119		119
Braskem Inc	30,641				30,641		6,633		6,633	2,307,204	56,309		72,633	2,436,146	3,448,165			7,203	3,455,368
Braskem México		581			581
Braskem Petroquímica	77,055		14,273	(i)	91,328			649,639	649,639	25,523				25,523			17,726		17,726
Braskem Participações		96			96	1,497			1,497
Braskem Qpar	3,137				3,137	155,712			155,712	1,100				1,100
Cetrel										58				58
Ideom	189				189	8,987			8,987	18,899				18,899
IQAG																	115		115
Lantana						54			54
Politeno Empreendimentos						1			1
Quantiq	7,788		15,995	(i)	23,783	5,022			5,022	246				246			14,275		14,275
Riopol	12,977				12,977			738,799	738,799	10,476				10,476			97,136		97,136
	349,186	687	30,268		380,141	171,273	6,633	1,388,438	1,566,344	2,363,506	56,309	7,157	72,633	2,499,605	3,448,165	1,155,493	134,871	7,203	4,745,732
Jointly-controlled subsidiaries
RPR
Propilsur		5,196			5,196
Polimerica		3,497			3,497
		8,693			8,693
Associated companies
Borealis	2,936	187			3,123
	2,936	187			3,123
Related companies
CNO										4,128				4,128
Petrobras	5,329	15,990			21,319		58,169		58,169	1,360,267				1,360,267
Outros	19,953	103			20,056					9,930				9,930
	25,282	16,093			41,375		58,169		58,169	1,374,325				1,374,325
EPE
FIM Sol			1,665,817	(ii)	1,665,817
			1,665,817		1,665,817

Total	377,404	25,660	1,696,085		2,099,149	171,273	64,802	1,388,438	1,624,513	3,737,831	56,309	7,157	72,633	3,873,930	3,448,165	1,155,493	134,871	7,203	4,745,732

(i) Amounts in "dividends and interest on capital receivable".
(ii)Amounts in "cash and cash equivalents" : R$ 1,513,400 and in "financial investments": R$ 152,417.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

	Income statement transactions from January to June 30, 2011
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	5,106		(208)
Braskem Argentina	25,977		(2,172)
Braskem Chile	5,682		6,312
Braskem Distribuidora			(166)
Braskem Holanda	231,186		21,545
Braskem Idesa			48
Braskem Importação			(7)
Braskem Inc		1,742,080	231,552
Braskem Participações			3
Braskem Petroquímica	62,427	20,508	(346)
Braskem Qpar	2,642	32,986	45,681
Cetrel	71	16,769
Ideom	10		760
IQAG			(17)
ISATEC		117	55
Lantana			(3)
Politeno Empreendimentos			2
Quantiq	52,469	4,999	1,662
Riopol	15,782	133,717	1,561
	401,352	1,951,176	306,262
Jointly-controlled subsidiary
RPR	13,276	6,540
	13,276	6,540
Associated companies
Borealis	93,034
	93,034
Related companies
BRK			(11)
CNO		79,551
Odebrecht		1,221	13
OSP		104,184
Petrobras	442,110	3,552,599	2,150
PifCo	7,446
Other		539,567
	449,556	4,277,122	2,152
Post-employament benefit plan
Odeprev				5,064
				5,064

Total	957,218	6,234,838	308,414	5,064

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(b)                      Consolidated

	Balances at June 30, 2012
	Assets						Liabilities
	Current			Non-current			Current
	Trade
	accounts
	receivable	Related parties	Total	Related parties		Total	Trade payables
				Loan	Other
		Receivable notes		agreements	receivable

Jointly-controlled subsidiaries
Polimerica		3,497	3,497
Propilsur		6,658	6,658
RPR							2,575
		10,155	10,155				2,575

Associated companies
Borealis	264	186	450
Sansuy	15,136		15,136
	15,400	186	15,586

Related companies
CNO							333
Petrobras				60,511	105,895	166,406	1,716,221
PifCo	70,880		70,880
Other	87		87
	70,967		70,880	60,511	105,895	166,406	1,716,554

Total	86,367	10,341	96,621	60,511	105,895	166,406	1,719,129

	Income statement transactions from January to June 30, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled subsidiary
RPR	2,247	17,877	743
	2,247	17,877	743
Associated companies
Borealis	41,539
Sansuy	13,504	6,902
	55,043	6,902
Related parties
CNO		156,806
OSP		87,538
Petrobras	477,410	8,352,188	1,992
Other		83,084
	477,410	8,679,616	1,992
Post-employment benefit plan
Odeprev				14,469
				14,469

Total	534,700	8,704,395	2,735	14,469

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2011
	Assets				Liabilities
	Current			Non-current	Current	Non-current
	Trade accounts	Other				Payable accounts to
	receivable	receivable	Total	Related parties	Trade payables	related parties
						Advance for future
				Loan agreements		capital increase

Jointly-controlled subsidiaries
Propilsur		2,598	2,598			24,855
Polimerica		1,748	1,748			19,978
		4,346	4,346			44,833
Associated companies
Borealis	2,936	187	3,123
	2,936	187	3,123
Related parties
CNO					4,128
Petrobras	6,887	81,955	88,842	58,169	1,777,503
Other	19,954	103	20,057		10,003
	26,841	82,058	108,899	58,169	1,791,634

Total	29,777	86,591	116,368	58,169	1,791,634	44,833

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

	Income statement transactions from January to June 30, 2011
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled subsidiary
RPR	13,615	18,770	(56)
	13,615	18,770	(56)
Associated companies
Borealis	93,034
	93,034
Related companies
BRK			(11)
CNO		79,551
OSP		104,184
Petrobras	712,945	6,481,978	2,150
Pfico	7,446
Other		542,051
	720,391	7,207,764	2,139
Post-employment benefit plan
Odeprev				6,866
				6,866

Total
	827,040	7,226,534	2,083	6,866

(c)                 Key management personnel

Non-current liabilities	Jun/2012	Dec/2011

Long-term incentives	2,172	4,121
Total	2,172	4,121

Income statement transactions	Parent Company		Consolidated
	Jun/2012	Jun/2011	Jun/2012	Jun/2011
Remuneration
Short-term benefits to employees and managers	26,302	22,693	26,302	25,168
Post-employment benefit	102	98	102	121
Long-term incentives	298	569	298	569
Total	26,702	23,360	26,702	25,858

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

10.                Taxes recoverable

		Parent Company		Consolidated
	Note	Jun/2012	Dec/2011	Jun/2012	Dec/2011
Parent Company and subsidiaries in Brazil
Excise tax (IPI)		32,663	30,625	36,248	31,575
Value-added tax on sales and services (ICMS)		626,818	649,546	1,056,783	1,057,964
Social integration program (PIS) and social contribution on revenue (COFINS)		539,118	280,480	736,339	470,962
PIS and COFINS - Law 9,718/98		153,620	151,457	159,896	157,733
PIS - Decree-Law 2,445 and 2,449/88		90,857	180,234	110,595	199,972
Income tax and social contribution (IR and CSL)		273,994	242,615	412,930	372,489
Tax on net income (ILL)		15,175	14,912	15,175	14,912
REINTEGRA program	(a)	97,171	13,804	122,248	17,924
Additional state income tax (AIRE)		56,001	56,001	56,001	56,001
Other		39,827	49,558	68,216	81,345

Foreign subsidiaries
Value-added tax				122,100	64,291
Income tax				17,346	17,332
Other				296

Total		1,925,244	1,669,232	2,914,173	2,542,500

In current assets		800,106	606,258	1,300,513	1,036,253
In non-current assets		1,125,138	1,062,974	1,613,660	1,506,247
Total		1,925,244	1,669,232	2,914,173	2,542,500

             The information related to taxes recoverable was presented in the 2011 annual financial statements of the Company, in Note 11.

(a)                   REINTEGRA Program

              On December 14, 2011, Federal Law 12,546 was approved, which created the program called “REINTEGRA”. The program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The realization of such credits may occur in two ways: (i) to offset PIS and COFINS taxes; or (ii) as cash refund. The Company opted for cash refund.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

11.                   Judicial deposits

	Parent Company		Consolidated
	Jun/2012	Dec/2011	Jun/2012	Dec/2011
Judicial deposits
Tax contingencies	95,672	96,081	104,797	105,611
Labor and social security contingencies	54,626	50,595	65,875	60,187
Other	4,914	4,916	6,159	8,422
Total	155,212	151,592	176,831	174,220

             This table was presented in the 2011 annual financial statements of the Company, in Note 12.

12.                 Insurance claims

              On June 30, 2012, the main amounts under this item were as follows:

              (i)    damages receivable for losses that occurred in December 2010 and February 2011 in the furnaces and electric system at the Olefins plants of the Basic Petrochemicals unit of the Northeast Complex in the amounts of R$84,940 and R$28,575, respectively; and

              (ii)    damages receivable for losses at the Chlor-Alkali plant in the state of Alagoas in the amount of R$7,137.

              In the first half of 2012, Braskem received the amount of R$36,545 from insurers related to damages for the losses that occurred in the furnaces of the Olefins plants. On June 30, 2012, the amounts of damages expected to be received within 12 months were transferred to current assets, under “other accounts receivable” (Note 13), in the amount of R$68,731, of which R$40,426 are related to the losses mentioned in item (i) of this note.

              The information related to insurance claims was presented in the 2011 annual financial statements, in Note 13.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

13.                  Other accounts receivable - consolidated

              The information related to other accounts receivable was presented in the 2011 annual financial statements, in Note 14.

(a)                   Current

              The main balances forming this line under current assets are:

              (i)              R$101,888 in advances to service suppliers (R$96,213 on December 31, 2011); and

              (ii)            R$68,731 in insurance claims, which were transferred to current assets, in accordance with the estimated receivable dates (Note 12).

(b)                   Non-current

              On June 30, 2012, the main balance under this item refers to credits from the mandatory Eletrobras loan in the periods from 1977 to 1986 and 1987 to 1994, in the amount of R$80 million.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

14.                  Investments

              The information related to investments was presented in the Company’s 2011 annual financial statements, in Note 15.

(a)                   Information on investments

		Parent company
		Interest in total capital (%) Jun/2012	Adjusted net profit (loss) for the period		Adjusted equity
			Jun/2012	Jun/2011	Jun/2012	Dec/2011
(a.1) Investments of the parent company

Subsidiaries
Braskem Alemanha		5.66	(45,348)		191,356	208,192
Braskem America		100.00	252,851	25,636	746,712	480,405
Braskem Argentina		96.77	(523)	2,320	3,942	4,465
Braskem Austria	(i)	100.00			81
Braskem Chile		99.02	150	(135)	1,693	1,543
Braskem Distribuidora		100.00	6,561	(5,301)	101,051	94,490
Braskem Holanda		100.00	11,414	13,223	527,528	489,925
Braskem Finance		100.00	(25,643)	(102,997)	(116,633)	(90,990)
Braskem Idesa		65.00	(27,719)	(7,192)	328,964	267,367
Braskem Importação		0.04	(1)	8	204	205
Braskem Inc.		100.00	27,475	(49,196)	215,465	187,990
Braskem Participações		100.00	286	1,231	1,637	781
Braskem Petroquímica		100.00	22,280	7,988	1,585,147	913,193
Braskem Qpar		96.96	(49,646)	72,795	2,672,410	2,722,056
Cetrel		52.67	11,569	20,563	305,935	290,192
Ideom	(ii)	100.00		(10,748)		20,762
IQAG		0.12	627	371	2,820	1,690
Petroquímica Chile		97.96	212	1,016	6,920	6,708
Politeno Empreendimentos		99.98	(2)	(4)	29	31
Quantiq		99.90	7,524	10,533	236,424	228,899
Riopol		100.00	43,356	64,864	2,549,730	1,767,574

Jointly-controlled subsidiary
RPR		33.20	2,696	8,860	120,534	120,655

Associates
Borealis		20.00	5,703	7,533	155,060	149,349
Companhia de Desenvolvimento Rio Verde ("Codeverde")		35.97	649	1,561	47,343	66,606
Sansuy		20.00	(12)	(12)	1,942	1,954

(i)       Company incorporated in February 2012 (Note 1(b.2)).

(ii)     Company merged into Braskem in February 2012 (Note 1(b.3)).

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

	Parent company
	Interest in total capital (%) Jun/2012	Adjusted net profit (loss) for the period			Adjusted equity
		Jun/2012	Jun/2011	Jun/2012	Dec/2011

(a.2) Investiments of subsidiaries

Braskem America
Braskem America Finance	100.00	(505)		(5,605)	(3,506)
Braskem Chile
Braskem Argentina	3.17	(523)	2,320	3,942	4,465
Petroquímica Chile	2.03	212	1,016	6,920	6,708
Braskem Distribuidora
Braskem Argentina	0.06	(523)	2,320	3,942	4,465
Lantana	96.34	6,845	(4,947)	95,117	88,272
Braskem Holanda
Braskem Alemanha	94.34	(45,348)		191,356	208,192
Propilsur	49.00	(515)	(310)	107,909	103,419
Polimerica	49.00	(13)	(132)	74,045	71,377
Braskem Idesa
Braskem Idesa Serviços	100.00	234		2,448	1,982
Braskem Importação
Braskem México	0.03	259	1,033	3,065	2,237
Braskem Inc.
Braskem Chile	0.98	150	(135)	1,693	1,543
Lantana	3.66	6,845	(4,947)	95,117	88,272
Petroquímica Chile	0.01	212	1,016	6,920	6,708
Braskem Participações
Braskem Importação	99.96	(1)	8	204	205
Braskem México	99.97	259	1,033	3,065	2,237
Politeno Empreendimentos	0.02	(2)	(4)	29	31
Quantiq	0.10	7,524	10,533	236,424	228,899
Braskem Petroquímica
Braskem Qpar	3.04	(49,646)	72,795	2,672,410	2,722,056
Cetrel	1.24	11,569	20,563	305,935	290,192
Common
Norfolk	100.00	6,076	(2,376)	68,071	61,995
Quantiq
IQAG	99.88	627	371	2,820	1,690
Braskem Qpar
Common	100.00	550	(324)	7,456	6,906

	Consolidated
	Interest in total capital (%) Jun/2012	Adjusted net profit (loss) for the period		Adjusted equity
		Jun/2012	Jun/2011	Jun/2012	Dec/2011

Associates
Borealis	20.00	5,703	7,533	155,060	149,349
Codeverde	35.97	649	1,561	47,343	66,606
Sansuy	20.00	(12)	(12)	1,942	1,954

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(b)                      Changes in investments in subsidiaries, jointly-controlled subsidiaries and associates

	Parent company
	Balance at Dec/2011	Merger	Shares acquisition	Capital increase	Dividends and interest on capital	Equity in results of investees		Goodwill amortization	Other	Interest gain	Currency translation adjustments	Balance at Jun/2012
						Effect of results	Adjustment of profit in inventories
Subsidiaries

Domestic subsidiaries
Braskem Distribuidora	94,490					6,561						101,051
Braskem Participações	781					286					570	1,637
Braskem Petroquímica	(ii) 773,644			649,639		22,280	1,539	(1,718)		34		1,445,418
Braskem Qpar	3,632,228					(48,136)	1,609	(42,835)				3,542,866
Cetrel	147,638		254			6,392		(956)		1,477		154,805
Ideom	(i) 20,762	(23,387)				2,625
Politeno Empreendimentos	31					(2)						29
Quantiq	234,169					7,525	190		18			241,902
Riopol	(ii) 1,765,777			738,799		43,356	477					2,548,409
RPR	40,063				(1,689)	1,649						40,023
	6,709,583	(23,387)	254	1,388,438	(1,689)	42,536	3,815	(45,509)	18	1,511	570	8,076,140

Fore ign subsidiarie s
Braskem Alemanha	12,853					(2,567)					545	10,831
Braskem America	488,191					252,851	2,025				3,645	746,712
Braskem Argentina	3,127					(523)	1,338					3,942
Braskem Austria				81								81
Braskem Chile	1,543					150						1,693
Braskem Holanda	507,737					11,414					8,377	527,528
Braskem Idesa	173,488			34,869		(18,017)					23,486	213,826
Braskem Inc.	187,990					27,475						215,465
Petroquímica Chile	6,708					212						6,920
	1,381,637			34,950		270,995	3,363				36,053	1,726,998

Total subsidiaries and jointly-controled	8,091,220	(23,387)	254	1,423,388	(1,689)	313,531	7,178	(45,509)	18	1,511	36,623	9,803,138

Associate
Borealis	29,870					1,142						31,012
Total associate	29,870					1,142						31,012

(i)       Company merged into Braskem in February 2012 (Note 1(b.2)).

(ii)     On April 30, 2012, the capital stock of these subsidiaries was increased though Advance for Future Capital Increase (AFAC) (Note 1 (b.4)).

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(c)                        Breakdown of equity accounting results

	Parent company			Consolidated
	Jun/2012		Jun/2011	Jun/2012	Jun/2011

Equity in results of subsidiaries	320,709		113,494	118	(293)
Equity in results of associate and jointly-controlled subsidiary	1,142		2,227	589	1,871
Amortization of fair value adjustment	(45,509)	(i)	(48,546)
Provision for losses on investments	(25,625)		(83,760)		(18)
Dividends from other investments / other	1,373		420	1,373	(2,308)
	252,090		(16,165)	2,080	(748)

(i)         Amortization of fair value adjustments comprises the following:

•        R$42,835 related to the amortization of fair value adjustments on the assets and liabilities from the acquisition of Quattor. This amount is distributed in the following items of the consolidated statement of operations: “net sales revenue”, in the amount of R$9,718; “cost of sales”, in the amount of R$46,672; “general and administrative expenses” in the amount of R$45, and “financial results”, in the amount of R$8,466. The effect of deferred income tax and social contribution was R$22,066.

•        R$2,674 related to the amortization of goodwill from fair value adjustments on property, plant and equipment of the subsidiaries Braskem Petroquímica and Cetrel.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

15.                     Property, plant and equipment

	Parent company
	Jun/2012			Dec/2011
	Cost	Accumulated depreciation/ depletion	Net	Cost	Accumulated depreciation/ depletion	Net

Land	84,112		84,112	84,112		84,112
Buildings and improvements	1,434,136	(656,245)	777,891	1,429,520	(632,144)	797,376
Machinery, equipment and installations	15,465,291	(7,136,247)	8,329,044	14,900,873	(6,767,658)	8,133,215
Projects in progress	2,772,726		2,772,726	2,618,316		2,618,316
Other	511,225	(316,292)	194,933	499,450	(306,491)	192,959
Impairment	(159,892)		(159,892)	(160,036)		(160,036)
Total	20,107,598	(8,108,784)	11,998,814	19,372,235	(7,706,293)	11,665,942

	Consolidated
	Jun/2012			Dec/2011
	Cost	Accumulated depreciation/ depletion	Net	Cost	Accumulated depreciation/ depletion	Net

Land	419,284		419,284	418,426		418,426
Buildings and improvements	1,876,246	(710,512)	1,165,734	1,859,991	(678,524)	1,181,467
Machinery, equipment and installations	23,480,852	(8,615,728)	14,865,124	22,782,338	(7,923,353)	14,858,985
Projects in progress	4,286,872		4,286,872	3,771,381		3,771,381
Other	922,038	(400,933)	521,105	941,649	(349,151)	592,498
Impairment	(159,892)		(159,892)	(160,036)		(160,036)
Total	30,825,400	(9,727,173)	21,098,227	29,613,749	(8,951,028)	20,662,721

This table was presented in the Company’s 2011 annual financial statements, in Note 16.

The projects in progress mainly relate to operating improvements to increase the economic useful life of machinery and equipment and to the expansion projects, particularly the expansion of the PVC plant in the state of Alagoas and the construction of a new Butadiene plant in the state of Rio Grande do Sul. In addition, this balance includes the Company's investment in Mexico called Ethylene XXI, for the construction of an ethylene and polyethylene plant through the subsidiary Braskem Idesa.

Impairment test for property, plant and equipment

In the first quarter of 2012, with the announcement of the shutdown of the refinery of Sunoco (Note 1 (a)), the Company's Management decided to conduct impairment testing of the Cash Generating Unit (“CGU”) composed of the PP plants in the United States and that is part of the International Business operating segment, in accordance with the guidelines in CPC 1 (IAS 36). The test did not indicate the need to provision for the impairment loss of this CGU.

The following premises were adopted to determine the discounted cash flow: cash flow for 5 years based on the Business Plan, discount rate based on the Weighted Average Cost of Capital (WACC) of 8.1% p.a. and growth rate to determine the perpetuity based on the annual inflation as measured by the U.S. Consumer Price Index (CPI) of 2.3% p.a.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

Given the potential impact on cash flows of the “discount rate” and the “growth rate in perpetuity”, a sensitivity analysis was conducted based on changes in these variables, which confirmed that there was no need for recording a provision. The sensitivity analysis included two scenarios: (i) +0.5% in the discount rate; and

(ii) - 0.5% in the growth rate in perpetuity.

There were no significant events or circumstances in the period ended June 30, 2012 that indicated the need for impairment testing on the property, plant and equipment of the other CGUs and/or operating segments of the Company.

16.                     Intangible Assets

	Consolidated						Parent company
	Jun/2012			Dec/2011			Jun/2012
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net	Net

Goodwill based on future profitability	3,194,545	(1,130,794)	2,063,751	3,194,545	(1,130,794)	2,063,751	2,058,874
Trademarks and patents	209,103	(66,805)	142,298	189,745	(62,217)	127,528	51,459
Software and use rights	434,699	(188,584)	246,115	410,231	(162,444)	247,787	143,496
Contracts with customers and suppliers	671,190	(122,839)	548,351	671,190	(93,564)	577,626
Total	4,509,537	(1,509,022)	3,000,515	4,465,711	(1,449,019)	3,016,692	2,253,829

This table was presented in the 2011 annual financial statements of the Company, in Note 17.

Impairment testing of intangible assets with indefinite useful life

In December 2011, the Company tested intangible assets for impairment and did not identify any losses. The projection of cash flows used was 5 years as from December 2011. The following assumptions were adopted to determine value through the discounted cash flow method: projections of cash flows based on estimates of the business for future cash flows, discount rates based on the Weighted Average Cost of Capital (WACC) and growth rates to determine perpetuity based on annual inflation measured by the IPCA consumer price index (Índice Nacional de Preços ao Consumidor Amplo).

There were no significant events or circumstances in the period ended June 30, 2012 that indicated the need for impairment testing of the intangible assets with indefinite useful life.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

17.                     Borrowings

		Annual financial charges		Consolidated
		Mone tary restate ment	Average inte rest (unle ss otherwise stated)	Jun/2012	Dec/2011
Foreign currency
Bonds and MTN	(i)	Note 17 (a)	Note 17 (a)	8,669,641	6,147,427
Advances on exchange contracts	(ii)	US dollar exchange variation	2.03%		131,668
Export prepayments		Note 17 (b)	Note 17 (b)	929,017	1,781,346
BNDES		Note 17 (c)	Note 17 (c)	460,195	413,722
Export credit notes		Note 17 (d)	Note 17 (d)	779,023	723,153
Project financing (NEXI)	(iii)	Yen exchange variation	0.95% above Libor		26,318
Other		US dollar exchange variation	1.69% above Libor	759,203	476,086
Transactions costs, net				(80,822)	(84,525)

Local currency
Export credit notes		Note 17 (d)	Note 17 (d)	1,980,193	2,281,814
BNDES		Note 17 (c)	Note 17 (c)	2,497,894	2,556,521
BNB/ FINAME/ FINEP/ FUNDES			6.93%	655,660	504,476
BNB/ FINAME/ FINEP/ FUNDES		T JLP	0.31%	32,079	40,372
Other		Post-fixed monetary correction	106% of CDI	11,252	148,158
Transactions costs, net				(378)	(1,724)
Total				16,692,957	15,144,812

Current liabilities				1,385,407	1,391,779
Non-current liabilities				15,307,550	13,753,033
Total				16,692,957	15,144,812

(i)           Medium Term Notes (MTNs)

(ii)         In February 2012, the Company prepaid this borrowing.

(iii)        In June 2012, the Company paid at maturity the borrowing denominated in yen contracted from NEXI.

	Parent company
	Jun/2012	Dec/2011
Foreign currency
Current liabilities	319,092	409,580
Non-current liabilities	7,267,814	7,586,674
	7,586,906	7,996,254
Local currency
Current liabilities	664,239	551,939
Non-current liabilities	3,723,414	3,689,522
	4,387,653	4,241,461

Current liabilities	983,331	961,519
Non-current liabilities	10,991,228	11,276,196
Total	11,974,559	12,237,715

The information related to borrowings was presented in the 2011 annual financial statements of the Company, in Note 19.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(a)                      Bonds and MTN

Issue date		Issue amount (US$ in thousands)	Maturity	Interest (% per year)	Consolidated
					Jun/2012	Dec/2011
July 1997		250,000	June 2015	9.38	132,949	123,379
January 2004		250,000	January 2014	11.75	179,292	166,392
September 2006		275,000	January 2017	8.00	273,223	253,563
June 2008		500,000	June 2018	7.25	1,015,738	942,622
May 2010		400,000	May 2020	7.00	811,710	752,951
May 2010		350,000	May 2020	7.00	714,746	663,296
October 2010		450,000	no maturity date	7.38	925,610	858,981
April 2011		750,000	April 2021	5.75	1,529,008	1,419,013
July 2011		500,000	July 2041	7.13	1,042,254	967,230
February 2012	(i)	250,000	April 2021	5.75	511,378
February 2012	(ii)	250,000	no maturity date	7.38	514,331
May 2012	(iii)	500,000	May 2022	5.38	1,019,402
Total		4,725,000			8,669,641	6,147,427

(i)         On February 2, 2012, the Company concluded the bond issue in the amount of US$250 million that represented an additional issue to the operation that Braskem Finance carried out in April 2011, in the amount of US$750 million.

(ii)       On February 14, 2012, the Company concluded the bond issue in the amount of US$250 million that represented an additional issue to the perpetual bond issue carried out by Braskem Finance in October 2010 in the amount of US$450 million.

(iii)     On May 2, 2012, the subsidiary Braskem Finance concluded the US$500 million bond issue with an interest coupon of 5.375% per annum and an effective yield for investors of 5.4% per annum. The bonds mature in May 2022 and have semiannual interest payments on May 2 and November 2 of each year.

(b)                      Export prepayments (“EPP”)

Issue date		Initial amount of the transaction (US$ thousand)	Maturity	Charges (% per year)	Consolidated
					Jun/2012	Dec/2011
December 2005		55,000	December 2012	US dollar exchange variation + semiannual Libor + 1.60	13,903	25,803
July 2006	(i)	95,000	June 2013	US dollar exchange variation + 3.17		33,416
July 2006	(i)	75,000	July 2014	US dollar exchange variation + 2.73		72,696
March 2007	(i)	35,000	March 2014	US dollar exchange variation + 4.10		47,147
April 2007	(ii)	150,000	April 2014	US dollar exchange variation + 3.40		282,206
March 2010	(i)	100,000	March 2015	US dollar exchange variation + 4.67		190,808
May 2010		150,000	May 2015	US dollar exchange variation + semiannual Libor + 2.40	304,037	282,093
June 2010	(i)	150,000	June 2016	US dollar exchange variation + semiannual Libor + 2.60		281,869
December 2010		100,000	December 2017	US dollar exchange variation + semiannual Libor + 2.47	203,856	187,783
March 2011	(iii)	200,000	February 2021	US dollar exchange variation + semiannual Libor + 1.20	407,221	377,525
Total		1,110,000			929,017	1,781,346

(i)         The Company prepaid these borrowings.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(ii)       On June 30, 2012, the balance of financial investments of Braskem Holanda was irrevocably offset in the consolidated financial statements using the balance of EPP of the Parent Company (Note 6).

(iii)     The operation establishes formal financial covenants between the Company and the financial institution (Note 17(h)).

(c)                      BNDES borrowings

Braskem has borrowings contracted with the Brazilian Development Bank (BNDES), with a breakdown by project presented below:

				Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Jun/2012	Dec/2011

Foreign currency
Other	2005/2006	October 2016	US dollar exchange variation + 6.39 to 6.59	11,281	11,764
Other	2005/2006	May 2013	Monetary variation (UMBNDES) + 5.49 to 6.29	2,424	3,683
Plant PP - Paulinia	2006	January 2015	US dollar exchange variation + 6.49	23,059	25,546
Limit of credit UNIB-South	2006	July 2014	US dollar exchange variation + 5.41 to 6.09	14,941	17,866
Braskem Qpar expansion	2006/2007/2008	April 2016	US dollar exchange variation + 6.09 to 6.59	40,688	44,047
Braskem Qpar expansion	2006/2007/2008	January 2015	Monetary variation (UMBNDES) + 6.24	2,580	2,862
Limit of credit I	2007	April 2015	US dollar exchange variation + 4.91 to 5.80	52,176	57,813
Green PE	2009	July 2017	US dollar exchange variation + 6.17	48,761	49,463
Limit of credit II	2009	January 2017	US dollar exchange variation + 6.17	103,667	87,694
Plant expansion PVC Alagoas	2010	January 2020	US dollar exchange variation + 6.17	73,954	68,630
Limit of credit III	2011	January 2018	US dollar exchange variation + 6.04	62,534	28,169
Butadiene	2011	January 2021	US dollar exchange variation + 6.04	24,130	16,185
				460,195	413,722

Local currency
Other	2005/2006	September 2016	TJLP + 0.52 to 3.50	134,568	166,862
Plant PP - Paulinia	2006	December 2014	TJLP + 2.40 to 3.40	204,128	245,014
Limit of credit UNIB-South	2006	May 2014	TJLP + 2.02 to 3.00	67,772	92,131
Braskem Qpar expansion	2006/2007/2008	February 2016	TJLP + 1.00 to 3.50	392,638	460,270
Limit of credit I	2007	April 2015	TJLP + 1.81 to 2.32	217,170	260,851
Green PE	2008/2009	June 2017	TJLP + 0.00 to 4.78	461,175	508,083
Limit of credit II	2009	January 2017	TJLP + 2.58 to 3.58	358,254	327,902
Limit of credit II	2009	January 2017	4.50	15,999	17,582
Plant expansion PVC Alagoas	2010	December 2019	TJLP + 0.00 to 3.58	261,340	261,403
Plant expansion PVC Alagoas	2010	December 2019	5.50	40,463	30,129
Limit of credit III	2011	January 2018	TJLP + 2.05 to 3.45	246,378	122,234
Butadiene	2011	December 2020	TJLP + 2.45 to 3.45	98,009	64,060
Total				2,497,894	2,556,521

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(d)                      Export credit notes (“NCE”)

Issue date		Initial amount of the transaction	Maturity	Charges (% per year)	Consolidated
					Jun/2012	Dec/2011

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	159,471	147,991
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	102,877	95,533
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	152,589	141,636
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	312,417	290,043
March 2008		41,750	March 2016	Us dollar exchange variation + 7.50	51,669	47,950
		722,809			779,023	723,153

Local currency
December 2005	(i)	100,000	March 2014	106% of CDI		105,345
January 2006	(i)	11,500	January 2014	108% of CDI		7,731
April 2010		50,000	March 2014	12.16	64,446	60,861
June 2010		200,000	June 2014	12.13	251,551	237,590
September 2010	(ii)	71,000	September 2012	100.7% of CDI	86,539	81,818
February 2011		250,000	February 2014	99% of CDI	287,092	274,613
April 2011	(iii)	450,000	April 2019	112.5% of CDI	458,523	461,209
June 2011		80,000	June 2014	98.5% of CDI	88,395	84,572
August 2011	(iii)	400,000	August 2019	112.5% of CDI	403,170	404,267
October 2011		250,000	April 2012	108.3% of CDI		158,568
November 2011	(i)	400,000	November 2019	112.5% of CDI		405,240
January 2012		200,000	December 2013	103% of CDI	209,465
February 2012		30,000	December 2012	8.50	30,946
June 2012		100,000	June 2014	103% of CDI	100,066
Total		2,592,500			1,980,193	2,281,814

(i)         The Company settled these borrowings in advance.

(ii)       The Company entered into a swap operation for this borrowing, which was designated as hedge accounting (Note 18.2.1(b.i)).

(iii)     The Company entered into hedge transactions for certain NCE contracts in order to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 18.2.1(a.i)).

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(e)                      Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated
	Jun/2012	Dec/2011

2013	660,207	1,252,464
2014	1,752,192	1,781,917
2015	1,189,219	1,123,509
2016	1,022,517	1,204,472
2017	649,284	565,456
2018	1,453,464	1,331,131
2019	1,169,327	1,536,264
2020	1,909,024	1,754,200
2021	2,061,074	1,430,065
2022 and thereafter	3,441,242	1,773,555
Total	15,307,550	13,753,033

(f)                       Capitalized financial charges

The Company and its subsidiaries capitalized financial charges in the period ended June 30, 2012 in the amount of R$78,883 (R$40,316 on June 30, 2011), including monetary variation and part of the exchange variation. The average rate of these charges in the period was 7.27% p.a. (7.45% p.a. on June 30, 2011).

(g)                      Guarantees

Braskem gave collateral for part of its borrowings as follows:

Loans	Maturity	Total guaranteed	Total debt Jun/2012	Guarantees

BNB	December 2022	325,389	325,389	Mortgage of plants, pledge of machinery and equipment
BNDES	January 2020	2,958,089	2,958,089	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	May 2020	206,898	206,898	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	January 2019	147,847	147,847	Bank surety
FINAME	July 2015	7,605	7,605	Pledge of equipment
Total		3,645,828	3,645,828

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(h)                      Financial covenants

The Company has a borrowing agreement (Note 17 (b.iii)) that establishes limits for certain indicators related to the capacity to contract debt and pay interest.

The first indicator establishes a limit for the indebtedness of the Company based on its capacity to generate EBITDA (earnings before interest, taxes, depreciation and amortization). The second indicator stipulated in the agreement of the Company is the division of consolidated EBITDA by net interest, which corresponds to the difference between interest paid and interest received.

On June 30, 2012, the Company was in compliance with all commitments undertaken.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

18.                     Financial instruments

The information related to financial instruments was presented in the annual financial statements of the Company, in Note 21.

18.1.               Non-derivative financial instruments

	Classification by category	Fair value hierarchy	Note	Book value		Fair value
				Jun/2012	Dec/2011	Jun/2012	Dec/2011

Cash and cash equivalents			5
Cash and banks	Loans and receivables			364,736	349,916	364,736	349,916
Financial investments in Brazil	Held-for-trading	Level 2		385,447	435,580	385,447	435,580
Financial investments in Brazil	Loans and receivables			2,272,175	1,464,245	2,272,175	1,464,245
Financial investments abroad	Held-for-trading	Level 2		275,098	737,078	275,098	737,078
				3,297,456	2,986,819	3,297,456	2,986,819

Financial investments			6
FIM Sol investments	Held-for-trading	Level 2		39,496	36,410	39,496	36,410
Investments in foreign currency	Held-for-trading	Level 2		7,049	10,716	7,049	10,716
Investments in foreign currency	Held-to-maturity			50,655		50,655
Shares	Held-for-trading	Level 1		3,023	3,023	3,023	3,023
FIM Sol investments	Loans and receivables			90,624	116,007	90,624	116,007
Quotas of receivables investment fund	Held-to-maturity			43,017	34,720	43,017	34,720
Restricted deposits	Held-to-maturity			7,415	4,173	7,415	4,173
				241,279	205,049	241,279	205,049

Trade accounts receivable	Loans and receivables		7	2,142,895	1,894,812	2,142,895	1,894,812

Related parties	Loans and receivables		9 (b)	176,747	58,169	176,747	58,169

Trade payables	Other financial liabilities			8,838,558	6,847,340	8,838,558	6,847,340

Borrowings
Foreign currency	Other financial liabilities		17	11,597,079	9,699,720	12,034,625	9,956,792
Local currency	Other financial liabilities			5,177,078	5,531,341	5,177,078	5,531,765
				16,774,157	15,231,061	17,211,703	15,488,557

Debentures	Other financial liabilities				19,102		19,102

Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange.

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option; and

Level 3 – techniques that use data that have a significant effect on fair value and that are not based on observable market data, that is, unobservable inputs. The Company did not apply this technique on its financial instruments.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

18.2.               Derivative financial instruments

Identification			Operation characteristics		Dec/2011	Change in fair value (Note 18.2.2)	Financial settlement	Jun/2012
			Asset part	Liability part

Non-hedge accouting transactions
Foreign exchange swap	(i)		Yen	CDI	649	(142)	(507)
Foreign exchange swap		Note 18.2.1 (a.i)	CDI	Dolar	70,969	114,393	17,237	202,599
Repurchase of shares swap		Note 18.2.1 (a.ii)	Share value	CDI	2,263	(498)		1,765
Commodity swap - naphtha	(ii)		Fixed price	Variable price	480	(24)	(456)
Commodity swap - ethanol	(ii)		Variable price	Fixed price	(202)	(51)	253
Commodity swap - naphtha	(ii)		Brent (iii)	Naphtha		543	(543)
Commodity swap - ethanol	(ii)	Note 18.2.1 (a.iii)	Reais	Dolar		7,772	1,315	9,087
					74,159	121,993	17,299	213,451

Hedge accounting transactions
Interest rate swaps	(iv)		Libor	Fixed rate	19,309	(685)	(18,624)
Interest rate swaps		Note 18.2.1 (b.i)	Pre-contractual rate	CDI	(833)	194		(639)
					18,476	(491)	(18,624)	(639)

Current assets (other receivables)					(1,035)			(639)
Current liability (hedge operations)					83,392			213,451
Non-current liabilities (hedge operations)					10,278
					92,635			212,812

(i)           In June 2012, the Company paid at maturity the borrowing denominated in yen contracted from NEXI (Note 17 (iii)).

(ii)         In January 2012, the Company settled its commodity swap operations for naphtha and ethanol, which sought to hedge the fixed price and the fluctuation in the variable prices of these commodities, respectively, and entered into new operations to hedge the price of naphtha based on the price of Brent oil (used to produce naphtha), and, in the case of the ethanol swap agreement, swap the price in Brazilian real for U.S. dollar.

(iii)        Brent – reference oil price.

(iv)       The Company paid in advance the borrowings related to hedge accounting (Note 17 (b.i)).

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

18.2.1.         Existing operations on June 30, 2012

(a)                      Non-hedge accounting transactions

The regular changes in the fair value of swaps are recorded as financial income or expenses in the same period in which they occur. Braskem recognized a financial expense of R$121,993 related to the change in the fair value of these swaps for the period ended June 30, 2012.

(a.i)        Swaps related to export credit notes (NCE)

				Fair value
Identification	Nominal value	Interest rate	Maturity	Jun/2012	Dec/2011
Swap NCE I	200,000	5.44%	Aug-2019	62,220	32,023
Swap NCE II	100,000	5.40%	Aug-2019	28,842	13,952
Swap NCE III	100,000	5.37%	Aug-2019	27,257	12,512
Swap NCE IV	100,000	5.50%	Apr-2019	19,876	6,267
Swap NCE V	100,000	5.50%	Apr-2019	19,801	6,215
Swap NCE VI	150,000	5.43%	Apr-2019	24,685
Swap NCE VII	100,000	4.93%	Apr-2019	19,918
Total	850,000			202,599	70,969

In current liabilities (hedge operations)				202,599	70,969
Total				202,599	70,969

The purpose of these swap operations is to offset the interest rate risk arising from the borrowings mentioned in Note 17(d).

(a.ii)       Swaps related to share repurchases

				Fair value
Identification	Nominal value	Interest rate	Maturity	Jun/2012	Dec/2011
Repurchase TRS	23,218	108% CDI	Aug-2012	1,765	2,263
Total	23,218			1,765	2,263

In current liabilities (hedge operations)				1,765	2,263
Total				1,765	2,263

The Braskem’s shares that were repurchased by a financial institution involved swap transactions (Note 26(c)).

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(a.iii)      Ethanol swaps (NDF)

				Fair value
Identification	Nominal value	Rate	Maturity	Jun/2012	Dec/2011
Commodity swap - ethanol (NDF)	5,036	1.80%	Jul-2012	610
Commodity swap - ethanol (NDF)	5,496	1.87%	Aug-2012	435
Commodity swap - ethanol (NDF)	5,130	1.81%	Aug-2012	591
Commodity swap - ethanol (NDF)	5,517	1.88%	Sep-2012	401
Commodity swap - ethanol (NDF)	5,207	1.82%	Sep-2012	568
Commodity swap - ethanol (NDF)	5,537	1.89%	Oct-2012	376
Commodity swap - ethanol (NDF)	5,283	1.83%	Oct-2012	552
Commodity swap - ethanol (NDF)	5,558	1.90%	Nov-2012	345
Commodity swap - ethanol (NDF)	5,360	1.84%	Nov-2012	530
Commodity swap - ethanol (NDF)	5,568	1.91%	Dec-2012	315
Commodity swap - ethanol (NDF)	5,437	1.85%	Dec-2012	509
Commodity swap - ethanol (NDF)	5,690	1.92%	Jan-2013	289
Commodity swap - ethanol (NDF)	5,514	1.86%	Jan-2013	494
Commodity swap - ethanol (NDF)	7,057	1.75%	Jul-2012	1,075
Commodity swap - ethanol (NDF)	2,137	1.76%	Aug-2012	312
Commodity swap - ethanol (NDF)	2,161	1.78%	Sep-2012	299
Commodity swap - ethanol (NDF)	2,186	1.78%	Oct-2012	292
Commodity swap - ethanol (NDF)	2,948	1.79%	Nov-2012	377
Commodity swap - ethanol (NDF)	2,981	1.80%	Dec-2012	365
Commodity swap - ethanol (NDF)	3,014	1.81%	Jan-2013	352
Total	92,817			9,087

Current liability (hedge operations)				9,087
Total				9,087

(b)                      Hedge accounting transactions

(b.i)        Swaps related to export credit notes (NCE)

Identification	Nominal value (US$ thousand)	Interest rate	Maturity	Fair value
				Jun/2012	Dec/2011
Swap NCA I	42,612	100.70% CDI	Sep-2012	(639)	(833)
Total	42,612			(639)	(833)

In current assets (other receivables)				(639)	(833)
Total				(639)	(833)

The purpose of these swap operations is to offset the interest rate risk arising from the borrowings mentioned in Note 17(d).

(c)                      Effectiveness test of transactions designated for hedge accounting

The effectiveness test at June 30, 2012, showed that the derivatives were effective in offsetting the changes in the hedged item from the time the derivatives were contracted until the end of the reporting period, and that all other conditions for qualifying these instruments for hedge accounting were met. Accordingly, the effective portion of the changes in the fair value of the derivatives, amounting to R$491 (Note 18.2.2), was recorded under "other comprehensive income".

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(d)                      Estimated maximum loss

The amount at risk of the derivatives held by Braskem on June 30, 2012, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at US$78,159 for the NCE swaps and US$718 for the share repurchase swap.

18.2.2.         Hedge operations presented under “other comprehensive income” in shareholders' equity

The derivatives indicated in item 18.2.1 (b) were designated as cash flow hedge, resulting in closing balances under “other comprehensive income”. The appropriations of interest are allocated to interest expenses in the financial expenses group. The table below shows the summary of changes before the impact of income tax and social contribution:

	Dec/2011	Appropriation of interest	Change in fair value	Jun/2012

Swaps EPP	(17,071)	16,386	685
Swaps NCE	833	(1,264)	(194)	(625)
	(16,238)	15,122	491	(625)

On June 30, 2012, the appropriation of accrued interest and change in the fair value of derivatives designated as “cash flow hedge” was R$15,613, which, with the effect of income tax and social contribution of R$5,309, amounts to R$10,304 and is presented in “other comprehensive income” under shareholders' equity.

18.3.               Credit quality of financial assets

(a)                      Trade accounts receivable

Only a few of the Company's customers have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from domestic customers and for part of the accounts receivable from foreign customers. The Company does not apply this rating to all of its foreign customers because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On June 30, 2012, the credit ratings were as follows:

			Percentage
1	Minimum risk		24.86%
2	Low risk		28.38%
3	Moderate risk		33.75%
4	High risk		4.72%
5	Very high risk	(i)	8.29%

(i)           Most customers in this group are inactive and the respective accounts are in the process of collection actions in the courts. Customers in this group that are still active buy from Braskem and pay in advance.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

Delinquency indicators for the periods ended:

	Domestic Market (LTM)	Export Market (LTM)
June 30, 2012	0.38%	0.33%
March 31, 2012	0.36%	0.80%
December 31, 2011	0.18%	0.43%
December 31, 2010	0.13%	0.37%
December 31, 2010	0.13%	0.37%

LTM – last 12 months

(b)                      Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, the Company uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	Jun/2012	Dec/2011
Financial assets with risk assessment
AAA	2,938,404	2,868,992
AA	40,034	206
AA-	248,737	72,029
A+	175,201	96,464
A	17	28
A-	21,845	71,367
BB+	10,770	19,028
B+		3,590
	3,435,008	3,131,704
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	82,512	34,720
Sundry funds (i)	7,049	10,723
Restricted deposits (ii)	7,415	4,173
Other financial assets with no risk assessment	6,751	10,548
	103,727	60,164

	3,538,735	3,191,868

(i)      Financial assets with no internal or external ratings.

(ii)     Risk-free financial assets

Braskem’s financial policy determines “A-” as the minimum rating for financial investments. On June 30, 2012, Braskem has balances rated at “BB+" related to Time Deposits with Special Guarantee (Depósitos a Prazo com Garantia Especial – DPGE) in the amount of R$10,770 (R$19,028 on December 31, 2011). These deposits are guaranteed by the Credit Guarantee Fund – FGC (Fundo Garantidor de Crédito), which makes these investments adequate for Braskem’s policy.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

18.4.               Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                      Selection of risks

On June 30, 2012, the main risks that can affect the value of the Company’s financial instruments are:

•        Brazilian real/U.S. dollar exchange rate;

•        LIBOR floating interest rate;

•        CDI interest rate; and

•        TJLP interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                      Selection of scenarios

In accordance with CVM Instruction No. 475/08, the Company included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on the Company’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since the Company manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(b.1)       Probable scenario

The Market Readoutpublished by the Central Bank of Brazil on June 29, 2012 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2012. The Market Readoutpresents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions.

The Market Readoutdoes not publish forecasts for the interest rates LIBOR and TJLP. Therefore, the Company considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(b.2)       Possible and extreme adverse scenarios

For the Brazilian real/U.S. dollar exchange rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on June 30, 2012.

For the CDI interest rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the interest rate on June 30, 2012.

For the LIBOR interest rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the LIBOR rate on June 30, 2012.

For the TJLP interest rate, an increase of 0.5% was considered for the possible adverse scenario and of 1% for the extreme scenario based on its rate on June 30, 2012, in accordance with the upward or downward adjustments made by the government in the rate, in this order of scale.

The sensitivity values in the table (c) below are the changes in the value of the financial instruments in each scenario, except for tables (d), (e) and (f), which show the changes in future cash flows.

(c)                      Sensitivity to the Brazilian real/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real/US dollar exchange rate is presented in the table below:

Instrument	Probable	Possible adverse (25% )	Extreme adverse (50% )
BNDES	16,233	(115,049)	(230,098)
Bonds	299,491	(2,122,587)	(4,245,175)
Working capital / structured operations	54,173	(383,939)	(767,878)
Raw material financing	75	(532)	(1,063)
Medium-Term Notes	6,324	(44,823)	(89,646)
EPP	32,762	(232,192)	(464,384)
Financial investments abroad	(9,704)	68,775	137,549
Swaps	7,467	(52,922)	(105,843)

(d)                      Sensitivity of future cash flows to the LIBOR floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below. The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

Instrument	Probable	Possible adverse (25% )	Extreme adverse (50% )
Raw material financing	5	(11)	(22)
EPP	2,068	(4,887)	(9,723)

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(e)                      Sensitivity of future cash flows to the CDI interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in CDI interest rate is presented in the table below:

Instrument	Probable	Possible adverse (25% )	Extreme adverse (50%)
Export credit notes	40,862	(91,872)	(176,713)
Agricultural credit note	179	(420)	(830)
Working capital / other	216	(491)	(830)

(f)                       Sensitivity of future cash flows to the TJLP interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in TJLP interest rate is presented in the table below:

Instrument	Probable	Possible adverse TJLP + 0.5%	Extreme adverse TJLP + 1%
BNDES	38,470	(37,289)	(73,451)
FINEP	59	(58) 0	(115)
Other governamental agents	263	(257) 0	(510)

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

19.                     Taxes payable

		Parent Company		Consolidated
	Note	Jun/2012	Dec/2011	Jun/2012	Dec/2011

Parent Company and subsidiaries in Brazil
IPI		27,732	24,259	44,621	38,654
PIS and COFINS		6,742		12,511	7,172
Income tax and social contribution		14,543	13,792	34,744	21,787
ICMS		11,371	29,861	82,254	94,668
Tax debt refinancing program - Law 11,941/09	(a)	1,499,636	1,600,556	1,569,098	1,669,976
Other		40,842	48,040	42,378	64,521

Foreign subsidiaries
Value-added tax				72,418	40,463
Income tax				8,218	5,925
Other				273

Total		1,600,866	1,716,508	1,866,515	1,943,166

In current liability		506,779	215,924	660,258	329,987
In non-current liability		1,094,087	1,500,584	1,206,257	1,613,179
Total		1,600,866	1,716,508	1,866,515	1,943,166

The information related to taxes payable was presented in the Company’s 2011 annual financial statements, in Note 22.

(a)                 Tax renegotiation program – Law 11,941/09

In June, the Company's Management decided to pay in advance part of the installments under the program, amortizing R$403,821. In accordance with the applicable rules, Braskem disbursed R$301,841 on July 31, 2012. The reduction, in the amount of R$101,980, was recognized as follows: (i) the amounts corresponding to the renegotiated tax payments, of R$80,496, were recorded under “other net operating income (expenses)”; and (ii) their restatement by the SELIC interest rate, as from the renegotiation date, was recorded under “financial results”, in the amount of R$21,484.

In addition, the installments prepaid were transferred from non-current liabilities to current liabilities.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

20.                     Income tax (“IR”) and social contribution (“CSL”)

(a)                      Reconciliation of the effects of income tax and social contribution on profit or loss

	Parent Company		Consolidated
	Jun/2012	Jun/2011	Jun/2012	Jun/2011

Profit (loss) before IR and CSL and participation of noncontrollinginterest	(1,447,474)	1,006,313	(1,494,395)	1,113,829

IR and CSL at the rate of 34%	492,141	(342,146)	508,094	(378,702)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	93,956	33,392	240	(391)
Effects from pre-payment of taxes		13,896		13,896
Tax incentives (Sudene and PAT)		39,205	27	39,895
Other permanent differences	(15,482)	(27,990)	105,054	(58,557)
Effect of IR and CSL on results of operations	570,615	(283,643)	613,415	(383,859)

Breakdown of IR and CSL:

Current IR and CSL		(142,974)	(7,921)	(212,276)
Tax incentives (Sudene and PAT)		39,205	27	39,895
Current IR and CSL		(103,769)	(7,894)	(172,381)

Deferred IR and CSL	570,615	(179,874)	621,309	(211,478)
Deferred IR and CSL	570,615	(179,874)	621,309	(211,478)

Total IR and CSL	570,615	(283,643)	613,415	(383,859)

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(b)                 Deferred income tax and social contribution

Breakdown of deferred IR and CSL	Note	Parent Company		Consolidated
		Jun/2012	Dec/2011	Jun/2012	Dec/2011

Noncurrent assets
Tax losses and negative base		326,219	29,199	889,734	545,148
Goodwill amortized		40,326	60,082	43,848	63,820
Foreign currency translation adjustment		288,977		293,062	11,979
Temporary differences		262,013	173,626	351,066	243,805
Business combination - Quattor		89,770	89,770	241,194	238,315
Pension plan		45,604	45,604	45,604	45,604
Deferred charges - writeoff		8,198	11,200	71,505	82,952
Other	(i)	213	5,521	213	5,521
Total		1,061,320	415,002	1,936,226	1,237,144

Noncurrent liabilities
Amortization of goodwill based on future profitability	(i)	472,808	420,537	523,939	474,985
Tax depreciation	(i)	178,546	129,137	254,649	213,684
Exchange variations			54,275		54,275
Temporary differences		5,245	5,778	322,617	321,032
Business combination		86,848	87,948	646,762	667,041
Writeoff negative goodwill of incorporated subsidiarie		2,078	2,375	2,078	2,375
Additional indexation PP&E		161,205	168,220	161,205	168,220
Other	(i)	74,996	32,446	144,360	51,741
Total		981,726	900,716	2,055,610	1,953,353

(c)                 Realization of deferred income tax and social contribution

In December 2011, the Company assessed the realization of deferred income tax and social contribution by analyzing the grounds for accruing the amounts that comprise their calculation base, and opted to maintain the existing balances.

There were no material events or circumstances in the quarter ended June 30, 2012 that indicate any compromise of the realization of these deferred taxes.

The information related to income tax and social contribution was presented in the 2011 annual financial statements of the Company, in Note 23.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

21.                     Sundry provisions

	Parent company		Consolidated
	Jun/2012	Dec/2011	Jun/2012	Dec/2011

Provision for customers bonus	5,566	10,053	12,443	13,577
Provision for recovery of environmental damages	21,745	30,451	27,872	36,777
Judicial and administrative provisions	85,147	73,168	285,191	266,302
Other			5,460	5,067
Total	112,458	113,672	330,966	321,723

In current liabilities	5,566	18,759	14,171	23,629
In non-current liabilities	106,892	94,913	316,795	298,094
Total	112,458	113,672	330,966	321,723

The composition of judicial and administrative provisions is as follows:

	Parent company		Consolidated
	Jun/2012	Dec/2011	Jun/2012	Dec/2011

Labor claims	27,417	27,986	34,593	36,718

Tax claims
Income tax and social contribution			28,970	27,753
PIS and COFINS			31,762	30,354
ICMS - interstate purchases			76,863	73,457
ICMS - other			54,953	52,518
Other	50,744	38,197	50,744	38,197

Societary claims and other	6,986	6,985	7,306	7,305
	85,147	73,168	285,191	266,302

This table was presented in the 2011 annual financial statements of the Company, in Note 24.

22.                     Private pension plans

The amounts recognized for defined benefit pension plans are as follows:

	Parent company		Consolidated
	Jun/2012	Dec/2011	Jun/2012	Dec/2011

Novamont Braskem America			885	821
Petros Copesul plan	134,506	134,506	134,506	134,506
Braskem Alemanha			15,408	14,248
	134,506	134,506	150,799	149,575

The information related to private pension plans was presented in the 2011 annual financial statements of the Company, in Note 26.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

23.                     Advances from customers - consolidated

The information related to advances from customers was presented in the 2011 annual financial statements of the Company, in Note 27.

(a)                      Current

On June 30, 2012, the balance of this line includes advances of R$49,571 million (US$24.5 million) from customers for the acquisition of goods in July 2012.

(b)                      Non-current

On June 30, 2012, the balance of this line includes advances of R$142,123 (US$70.3 million) from customers overseas for the acquisition of butadiene for supply between February 2013 and December 2016.

24.                     Other accounts payable – consolidated

(a)                      Current

On June 30, 2012, Braskem Idesa has amounts payable to non-controlling interest amounting to R$121,501, due in December 2012.

(b)                      Non-current

The main balance of this item refers to notes payable to BNDESPAR Participações S.A. in the amount of R$246,033 (R$235,968 on December 31, 2011), which on August 9, 2010 exercised its option to sell shares in Riopol to Braskem , as part of the business combination of Quattor (currently named Braskem Qpar).

The information related to other accounts payable was presented in the 2011 annual financial statements of the Company, in Note 18.

25.                     Contingencies

The Company has contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified by the Company’s management as possible. A provision for the lawsuits for which the risk of loss is classified as probable is recognized and is presented in Note 21 of this Quarterly Information.

Based on the opinion of the internal legal advisors, there were no significant additions of lawsuits that involve the risk of losses classified as possible or significant changes in the progress of the existing lawsuits.

The description of the main contingent liabilities of the Company was presented in the 2011 annual financial statements, in Note 28.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

26.                     Shareholders’ equity

The information related to the Company’s shareholders’ equity was presented in its 2011 annual financial statements, in Note 29.

(a)                      Capital

On June 30, 2012, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 801,665,617 shares with no par value divided into 451,669,063 common shares, 349,402,736 class A preferred shares, and 593,818 class B preferred shares, distributed as follows:

	Commom shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%

OSP and Odebrecht	226,334,623	50.11%	79,182,498	22.66%			305,517,121	38.11%
Petrobras	212,426,946	47.03%	75,792,587	21.69%			288,219,533	35.95%
BNDESPAR		0.00%	44,069,052	12.61%			44,069,052	5.50%
ADR (*)		0.00%	34,224,744	9.80%			34,224,744	4.27%
Other	12,907,083	2.86%	113,436,839	32.47%	593,818	100.00%	126,937,740	15.83%
Total	451,668,652	100.00%	346,705,720	99.23%	593,818	100.00%	798,968,190	99.66%
Treasury shares	411		1,542,258	0.44%			1,542,669	0.19%
Braskem shares owned by
subsidiary of Braskem Petroquímica			1,154,758	0.33%			1,154,758	0.14%
Total	451,669,063	100.00%	349,402,736	100.00%	593,818	100.00%	801,665,617	100.00%

(b)                      Treasury shares

The breakdown of treasury shares is as follows:

	Parent company		Consolidated
	Jun/2012	Dec/2011	Jun/2012	Dec/2011
Quantity
Common shares	411	411	411	411
Preferred shares class "A"	1,542,258	1,542,258	2,697,016	2,697,016
	1,542,669	1,542,669	2,697,427	2,697,427

Amount (R$ thousand)	11,325	11,325	60,217	60,217

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(c)                      Ongoing share repurchase program

On August 26, 2011, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2011 and August 28, 2012, through which the Company may acquire up to 12,162,504 class A preferred shares at market price. Shares may be purchased by the Company or by financial institutions hired for that purpose.

At the end of the program, Braskem will acquire from the financial institutions, at market price, the balance of shares they purchased, and only then it will record such shares as “treasury shares”.

In 2011, a total of 1,405,400 shares were repurchased by financial institutions, for the amount of R$19,830, and in the period ended June 30, 2012, another 602,200 shares were repurchased, for the amount of R$6,477, totaling 2,007,600 repurchased shares, amounting to R$26,395. The weighted average price of repurchased shares is R$13.09 (lowest of R$10.53 and highest of R$15.15).

On June 30, 2012, the market price of these shares was R$26,862.

(d)                      Dividends

On April 27, 2012, the Annual Shareholders’ Meeting approved the payment of dividends as per the Management proposal in 2011, in the amount of R$482,593, equivalent to R$0.605085049 per common, class A preferred and class B preferred share, to be paid by November 20, 2012.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

(e)                      Other comprehensive income - shareholders' equity

		Parent company and consolidated
	Note	Additional indexation of PP&E pricelevel	Deemed cost of jointlycontrolled subsidiary	Fair value of cash flow hedges	Foreign currency translation adjustment	Gain on interest in subsidiary	Total

As of December 31, 2010		353,777		(53,292)	(79,135)		221,350

Additional indexation
Realization by depreciation or writteoff assets		(20,634)					(20,634)
Income tax and social contribution on realization		7,016					7,016

Deemed cost
Deemed cost of jointly-controlled subsidiary			22,311				22,311

Cash flow hedges
Change in fair value				(4,235)			(4,235)
Transfer to result				41,391			41,391
Tax on fair value gains				891			891

Foreign currency translation adjustment					(14,412)		(14,412)

As of June 30, 2011		340,159	22,311	(15,245)	(93,547)		253,678

As of December 31, 2011		326,541	21,159	(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or writte-off assets		(20,634)					(20,634)
Income tax and social contribution on realization		7,016					7,016

Deemed cost
Realization by depreciation or writte-off assets			(348)				(348)
Income tax and social contribution on realization			118				118

Cash flow hedges	19.2.2
Change in fair value				491			491
Transfer to result				15,122			15,122
Tax on fair value gains				(5,309)			(5,309)

Gain on interest in subsidiary	14 (b)					1,511	1,511

Foreign currency translation adjustment					36,623		36,623
As of June 30, 2012		312,923	20,929	(412)	12,119	4,617	350,176

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

27.                     Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Jun/2012		Jun/2011
	Basic	Diluted	Basic	Diluted

Profit (loss) for the period attributed to Company's shareholders	(876,859)	(876,859)	722,670	722,670

Dividends attributable to priority
Preferred share class "A"			209,417	209,495
Preferred share class "A" potentially convertible				179
(the ratio of 2 shares class "B" for each share class "A")
Preferred share class "B"			359
			209,776	209,674

Distribution of 6% of the unit value of common shares			272,817	272,919

Distribution of plus income, by class:
Common shares			124,589	124,538
Preferred shares class "A"			115,488	115,440
Preferred share class "A" potentially convertible				99
(the ratio of 2 shares class "B" for each share class "A")
			240,077	240,077

Reconciliation of income (loss) available for distribution, by class (numerator):
Common shares	(497,138)	(496,953)	397,406	397,457
Preferred shares class "A"	(379,721)	(379,579)	324,905	324,935
Preferred share class "A" potentially convertible		(327)		278
(the ratio of 2 shares class "B" for each share class "A")
	(876,859)	(876,859)	722,311	722,670

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	374,037,569	374,037,569
Preferred shares class "A" (i)	344,990,720	344,990,720	346,714,919	346,714,919
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")		296,909		296,909
	796,659,372	796,956,281	720,752,488	721,049,397

Earnings (loss) per share (in R$)
Common shares	(1.1007)	(1.1003)	1.0625	1.0626
Preferred shares class "A"	(1.1007)	(1.1003)	0.9371	0.9372

(i)           In the calculation of the weighted average, the shares of the Company repurchased by a financial institution that are not yet recorded as “treasury shares” were excluded from the base (Note 26 (c)).

The information related to the earnings per share of the Company was presented in its 2011 annual financial statements, in Note 30.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

28.                     Net sales revenues

	Parent company		Consolidated
	Jun/2012	Jun/2011	Jun/2012	Jun/2011
Sales revenue
Domestic market	9,002,074	8,605,370	12,961,889	12,784,521
Foreign market	2,840,447	2,231,995	7,680,225	6,345,076
	11,842,521	10,837,365	20,642,114	19,129,597
Sales deductions
Taxes	(2,050,711)	(2,052,179)	(3,126,785)	(3,219,850)
Sales returns and other	(95,286)	(66,555)	(152,720)	(129,840)
	(2,145,997)	(2,118,734)	(3,279,505)	(3,349,690)
Net sales revenue	9,696,524	8,718,631	17,362,609	15,779,907

This table was presented in the 2011 annual financial statements of the Company, in Note 31.

29.                     Tax incentives

Braskem receives certain tax incentives granted during the determination of federal and state taxes. On June 30, 2012, the Company recognized credits related to the PRODESIN (ICMS) and REINTEGRA tax incentives amounting to R$11,596 and R$104,324, respectively, in its statement of operations. In the period ended June 30, 2012, the Company did not record credits from the SUDENE (IR exemption/reduction) tax incentive as a result of the tax loss recorded in the period.

The information related to tax incentives was presented in the 2011 annual financial statements of the Company, in Note 32.

30.                      Other net operating income (expenses) - consolidated

In the period ended June 30, 2012, the main amounts under this item were as follows:

(i)         indemnity provided for under the supply agreement between Sunoco and Braskem America in the final amount of R$263,571 (Note 1(a)).

(ii)       reduction in the balance of the tax renegotiation program of Law 11,941/09, amounting to R$80,496 (Note 19 (a)).

The information related to the other net operating income (expenses) of the Company was presented in the 2011 annual financial statements, in Note 33.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

31.                     Financial results

	Parent Company		Consolidated
	Jun/2012	Jun/2011	Jun/2012	Jun/2011
Financial income
Interest income	108,097	141,882	121,862	150,995
Monetary variations	19,592	81,489	21,662	34,112
Exchange rate variations	63,810	(31,676)	217,054	(61,170)
Others	9,483	4,802	13,420	12,426
	200,982	196,497	373,998	136,363

Financial expenses
Interest expenses	(457,509)	(397,978)	(513,901)	(452,274)
Monetary variations	(118,945)	(116,608)	(135,707)	(151,432)
Exchange rate variations	(1,396,450)	643,883	(1,559,017)	654,883
Update of tax and labor debts	(119,078)	(83,126)	(133,351)	(102,331)
Tax expenses on finacial operations	(8,870)	(4,624)	(10,419)	(6,849)
Discounts granted	(12,446)	(8,721)	(23,967)	(19,560)
Loans transaction costs - amortization	(1,966)	(3,010)	(6,585)	(16,195)
Adjustment to present value - appropriation	(98,534)	(2,114)	(135,804)	(10,690)
Outras	(22,916)	(14,537)	(64,495)	(165,879)
	(2,236,714)	13,165	(2,583,246)	(270,327)
Total	(2,035,732)	209,662	(2,209,248)	(133,964)

	Parent company		Consolidated
	Jun/2012	Jun/2011	Jun/2012	Jun/2011
Interest income
Held-for-trading	5,887	67,963	14,916	73,889
Loans and receivables	66,947	40,804	69,465	42,978
Held-to-maturity	8,298	7,941	8,298	7,941
	81,132	116,708	92,679	124,808
Other assets not classifiable	26,965	25,174	29,183	26,187
Total	108,097	141,882	121,862	150,995

This table was presented in the 2011 annual financial statements of the Company, in Note 34.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

32.                     Expenses by nature

	Parent Company		Consolidated
	Jun/2012	Jun/2011	Jun/2012	Jun/2011
Classification by nature:
Raw materials other inputs	(7,289,628)	(6,031,754)	(13,481,852)	(11,543,404)
Personnel expenses	(539,531)	(502,108)	(890,168)	(785,144)
Outsourced services	(107,232)	(276,638)	(501,770)	(425,333)
Tax expenses	(13,296)	(13,928)	(27,590)	(29,751)
Depreciation, amortization and depletion	(552,052)	(504,944)	(895,347)	(812,546)
Variable selling expenses	(162,592)	(140,189)	(291,059)	(238,936)
Freights	(418,681)	(323,216)	(619,038)	(476,640)
Other expenses	(318,842)	(108,583)	(227,875)	(186,831)
Total	(9,401,854)	(7,901,360)	(16,934,699)	(14,498,585)

Classification by function:
Cost of products sold	(8,746,223)	(7,299,361)	(15,873,874)	(13,537,208)
Selling	(91,214)	(76,692)	(194,753)	(164,557)
Distribution	(183,526)	(149,994)	(266,638)	(228,537)
General and administrative	(341,274)	(349,458)	(548,077)	(524,534)
Research and development	(39,617)	(25,855)	(51,357)	(43,749)
Total	(9,401,854)	(7,901,360)	(16,934,699)	(14,498,585)

This table was presented in the 2011 annual financial statements of the Company, in Note 35.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

33.                     Segment information

(a)                      In April 2012, the Business Leader of Braskem announced the Company's new corporate structure, which is distributed as follows:

•             Basic Petrochemicals: consists of the CGUs UNIB Bahia, UNIB Sul, UNIB São Paulo and UNIB Rio de Janeiro and is represented by the Basic Petrochemicals operating segment. It was unchanged by the new organizational structure.

•             Polyolefins and Renewables: consists of the CGUs  polyethylene, polypropylene and green polyethylene and is represented by the Polyolefins operating segment.

•             Vinyls: consists of the CGUs PVC and Chlor-Alkali, and is represented by the Vinyls operating segment. It was unchanged by the new organizational structure.

•             Latin America: this new segment is formed by the businesses and projects of Braskem in Latin America, particularly in Mexico and Venezuela. As of June 30, 2012, it is not a reportable segment and is presented under Other Segments.

•             United States and Europe: consists of the operations of Braskem in the United States and Europe and is represented by the International Business operating segment.

The change regarding the presentation of information by segment, presented in Note 36 of the 2011 financial statements of the Company, consists of the transfer of the green polyethylene business from the International Business segment to the Polyolefins segment. The following information for June 2012 and 2011 already includes these changes.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

	Jun/2012
	Reporting segments					Total reportable segments	Other segments	Corporate unit	Braskem consolidated before adjustments	Eliminations	Braskem consolidated
	Basic petrochemicals	Polyolefins	Vinyls	International business	Chemical distribution

Net sales revenue	11,689,015	6,747,445	925,109	2,733,532	417,134	22,512,235	92,827		22,605,062	(5,242,453)	17,362,609
Cost of products sold	(10,762,549)	(6,318,608)	(922,471)	(2,654,246)	(347,060)	(21,004,934)	(78,695)		(21,083,629)	5,209,755	(15,873,874)
Gross profit	926,466	428,837	2,638	79,286	70,074	1,507,301	14,132		1,521,433	(32,698)	1,488,735

Operating expenses
Selling, general and distribution expenses	(234,919)	(434,343)	(60,873)	(113,014)	(52,084)	(895,233)	(31,598)	(133,994)	(1,060,825)		(1,060,825)
Results from equity investments								2,080	2,080		2,080
Other operating income (expenses), net	(17,985)	(4,997)	(849)	258,610	1,007	235,786	(1,078)	50,155	284,863		284,863
	(252,904)	(439,340)	(61,722)	145,596	(51,077)	(659,447)	(32,676)	(81,759)	(773,882)		(773,882)

Operating profit (loss)	673,562	(10,503)	(59,084)	224,882	18,997	847,854	(18,544)	(81,759)	747,551	(32,698)	714,853

	Jun/2012
	Reporting segments					Total reportable segments	Other segments	Corporate unit	Braskem consolidated before adjustments	Eliminations	Braskem consolidated
	Basic petrochemicals	Polyolefin	Vinyls	International business	Chemical distribution

Net sales revenue	11,315,683	6,293,877	849,960	1,355,480	378,281	20,193,281	108,167		20,301,448	(4,521,669)	15,779,779
Cost of products sold	(9,941,602)	(5,591,429)	(786,882)	(1,217,431)	(307,816)	(17,845,160)	(87,768)		(17,932,928)	4,395,719	(13,537,209)
Gross profit	1,374,081	702,448	63,078	138,049	70,465	2,348,121	20,399		2,368,520	(125,950)	2,242,570

Operating expenses
Selling, general and distribution expenses	(267,445)	(408,355)	(72,008)	(53,456)	(48,525)	(849,789)	(22,002)	(89,586)	(961,377)		(961,377)
Results from equity investments								(748)	(748)		(748)
Other operating income (expenses)	(13,795)	1,072	(22,929)	(2,612)	(8)	(38,272)	4,134	1,486	(32,652)		(32,652)
	(281,240)	(407,283)	(94,937)	(56,068)	(48,533)	(888,061)	(17,868)	(88,848)	(994,777)		(994,777)

Operating profit (loss)	1,092,841	295,165	(31,859)	81,981	21,932	1,460,060	2,531	(88,848)	1,373,743	(125,950)	1,247,793

The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

The information related to the presentation of information by segment was presented in the 2011 annual financial statements, in Note 36.

Braskem S.A.

Notes to the financial statements

at June 30, 2012

All amounts in thousands of reais unless otherwise stated

34.                     Insurance coverage

In the period ended June 30, 2012, there were no significant changes in the insurance coverage of Braskem and its subsidiaries.

The information related to insurance coverage was presented in the 2011 annual financial statements of the Company, in Note 37.

35.                     Subsequent events

(a)                      In July 2012, a total of 587,700 class A preferred shares were acquired under the share repurchase program, for the amount of R$6,906. In contrast to the repurchases made up to June 30, 2012 (Note 26 (c)), these acquisitions were made by Braskem, and are therefore recorded directly as "treasury shares”.

(b)                     On July 23, 2012, the subsidiary Braskem America Finance concluded the US$250 million funding operation with an interest coupon of 7.125% p.a. and effective yield for investors of 6.98%. This operation is related to the additional issue of the funding operation conducted on July 19, 2011, in the amount of US$500 million and with maturity in 2041.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.